UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                              CROWN NORTHCORP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    228429106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Joseph Wollard
                           ContiFinancial Corporation
                                 277 Park Avenue
                            New York, New York 10172
                                  212-207-5833
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 3, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. /_/

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.228429106                       13D          Page 2 of 14 Pages
         ------------------------                          --   ---

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  ContiWest Corporation; ID Number: 88-0368437
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /_/
                                                                  (b) /X/
--------------------------------------------------------------------------------
3          SEC USE ONLY
--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*
           WC
--------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e)    /_/
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
                               Nevada
--------------------------------------------------------------------------------
                       7       SOLE VOTING POWER
   NUMBER OF                                            1,000,000
     SHARES            ---------------------------------------------------------
  BENEFICIALLY         8       SHARED VOTING POWER
    OWNED BY                                                    0
      EACH             ---------------------------------------------------------
   REPORTING           9       SOLE DISPOSITIVE POWER
     PERSON                                             1,000,000
      WITH             ---------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER
                                                                0
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                        1,000,000
--------------------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*  /_/

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           8.5% of 11,790,899 shares of Common Stock consisting of 10,790,899 shares of Common Stock outstanding as of March 3, 1998 and 1,000,000 shares of Common Stock issued upon conversion of the Series BB Convertible Preferred Stock
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
                                                                 CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.228429106                       13D          Page 2B of 14 Pages
         ------------------------                          ---   ---

--------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                ContiFinancial Corporation; ID Number: 13-3852588
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /_/
                                                                  (b) /X/
--------------------------------------------------------------------------------
3           SEC USE ONLY
--------------------------------------------------------------------------------
4           Source of Funds*
            AF
--------------------------------------------------------------------------------
5           CHECK OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)   /_/
--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OR ORGANIZATION
            DELAWARE
--------------------------------------------------------------------------------
                            7       SOLE VOTING POWER
        NUMBER OF                                               0
          SHARES            ----------------------------------------------------
       BENEFICIALLY         8       SHARED VOTING POWER
         OWNED BY                                       1,000,000
           EACH             ----------------------------------------------------
        REPORTING           9       SOLE DISPOSITIVE POWER
          PERSON                                                0
           WITH             ----------------------------------------------------
                            10      SHARED DISPOSITIVE POWER
                                                        1,000,000
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                        1,000,000
--------------------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*  /_/

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           8.5% of 11,790,899 shares of Common Stock consisting of 10,790,899 shares of Common Stock outstanding as of March 3, 1998 and 1,000,000 shares of Common Stock issued upon conversion of the Series BB Convertible Preferred Stock
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
                                                    CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.228429106                        13D         Page 2C of 14 Pages
         ------------------------                          ---   ---

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Continental Grain Company; ID Number: 36-0947870
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /_/
                                                                  (b) /X/
--------------------------------------------------------------------------------
3          SEC USE ONLY
--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*
              AF
--------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e)  /_/
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware
--------------------------------------------------------------------------------
                            7       SOLE VOTING POWER
        NUMBER OF                                               0
          SHARES            ----------------------------------------------------
       BENEFICIALLY         8       SHARED VOTING POWER
         OWNED BY                                       1,000,000
           EACH             ----------------------------------------------------
        REPORTING           9       SOLE DISPOSITIVE POWER
          PERSON                                                0
           WITH             ----------------------------------------------------
                            10      SHARED DISPOSITIVE POWER
                                                        1,000,000
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                        1,000,000
--------------------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*  /_/
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           8.5% of 11,790,899 shares of Common Stock consisting of 10,790,899 shares of Common Stock outstanding as of March 3, 1998 and 1,000,000 shares of Common Stock issued upon conversion of the Series BB Convertible Preferred Stock
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
                                              CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.228429106                        13D         Page 2D of 14 Pages
         ------------------------                          ---  ----

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                          Michel Fribourg
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /_/
                                                                  (b) /X/
--------------------------------------------------------------------------------
3          SEC USE ONLY
--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*
            AF
--------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2 (d) or 2 (e)  /_/
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
                         USA
--------------------------------------------------------------------------------
                            7       SOLE VOTING POWER
        NUMBER OF                                               0
          SHARES            ----------------------------------------------------
       BENEFICIALLY         8       SHARED VOTING POWER
         OWNED BY                                       1,000,000
           EACH             ----------------------------------------------------
        REPORTING           9       SOLE DISPOSITIVE POWER
          PERSON                                                0
           WITH             ----------------------------------------------------
                            10      SHARED DISPOSITIVE POWER
                                                        1,000,000
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                        0
--------------------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*  /X/
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           8.5% of 11,790,899 shares of Common Stock consisting of 10,790,899 shares of Common Stock outstanding as of March 3, 1998 and 1,000,000 shares of Common Stock issued upon conversion of the Series BB Convertible Preferred Stock
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
                                                IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.228429106                        13D         Page 2E of 14 Pages
         ------------------------                          ---   ---

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                     Mary Ann Fribourg
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /_/
                                                                  (b) /X/
--------------------------------------------------------------------------------
3          SEC USE ONLY
--------------------------------------------------------------------------------
4          SOURCE OF FUNDS
            AF
--------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  /_/
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
                            USA
--------------------------------------------------------------------------------
                            7       SOLE VOTING POWER
        NUMBER OF                                               0
          SHARES            ----------------------------------------------------
       BENEFICIALLY         8       SHARED VOTING POWER
         OWNED BY                                       1,000,000
           EACH             ----------------------------------------------------
        REPORTING           9       SOLE DISPOSITIVE POWER
          PERSON                                                0
           WITH             ----------------------------------------------------
                            10      SHARED DISPOSITIVE POWER
                                                        1,000,000
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                             0
--------------------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*  /X/
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           8.5% of 11,790,899 shares of Common Stock consisting of 10,790,899 shares of Common Stock outstanding as of March 3, 1998 and 1,000,000 shares of Common Stock issued upon conversion of the Series BB Convertible Preferred Stock
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
                                            IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                                              Page 3 of 14 pages


ITEM 1.  SECURITY AND ISSUER

                  This Schedule 13D ("Schedule 13D") relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Crown Northcorp, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1251 Dublin Road, Columbus, Ohio 43215.

ITEM 2.  IDENTITY AND BACKGROUND

NAME OF PERSON FILING: Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D Statement on behalf of ContiWest Corporation, a Nevada corporation, ContiFinancial Corporation, a Delaware corporation, Continental Grain Company, a Delaware corporation, Michel Fribourg, an individual, and Mary Ann Fribourg, an individual (collectively, the "Reporting Persons"). As described in Item 5 below, Continental Grain Company, Michel Fribourg and Mary Ann Fribourg are disclaiming beneficial ownership to the Series BB Convertible Preferred Stock that is the subject of this Schedule 13D.

CONTIWEST CORPORATION

(A)  NAME:  ContiWest Corporation
(B)  ADDRESS OF PRINCIPAL PLACE OF BUSINESS AND OFFICE:
                                                  3811 West Charleston Boulevard
                                                  Las Vegas, NV 89102

(C) PRINCIPAL BUSINESS: Primarily purchases, sells and securitizes asset-backed receivables
(D) CRIMINAL PROCEEDINGS: None
(E) CIVIL PROCEEDINGS: None
(F)  CITIZENSHIP:  Nevada

OFFICERS AND DIRECTORS: See Schedule A attached hereto, and incorporated herein by reference with respect to each executive officer and director of ContiWest Corporation.

CONTIFINANCIAL CORPORATION

(A)  NAME:  ContiFinancial Corporation
(B)  ADDRESS OF PRINCIPAL PLACE OF BUSINESS AND OFFICE:  277 Park Avenue
                                                         New York, NY 10172
(C) PRINCIPAL BUSINESS: Primarily a holding company for financial services subsidiaries
(D)  CRIMINAL PROCEEDINGS: None
(E)  CIVIL PROCEEDINGS: None
(F)  CITIZENSHIP:  Delaware

OFFICERS AND DIRECTORS: See Schedule A attached hereto, and incorporated herein by reference with respect to each executive officer and director of ContiFinancial Corporation.

                                                              Page 4 of 14 pages


CONTINENTAL GRAIN COMPANY

(A) NAME:  Continental Grain Company
(B) ADDRESS OF PRINCIPAL PLACE OF BUSINESS AND OFFICE:  277 Park Avenue
                                                        New York, NY 10172
(C) PRINCIPAL BUSINESS: Primarily agribusiness and financial services
 D) CRIMINAL PROCEEDINGS: None
(E) CIVIL PROCEEDINGS: None
(F) CITIZENSHIP:  Delaware

OFFICERS AND DIRECTORS:       See Schedule A attached hereto, and incorporated
                              herein by reference with respect to each executive officers and directors of Continental Grain
                              Company.

INDIVIDUALS REPORTING

(A) NAME:  Michel Fribourg
(B) BUSINESS ADDRESS:              c/o Continental Grain Company
                                   277 Park Avenue
                                   New York, NY 10172
(C) PRESENT PRINCIPAL OCCUPATION: Director, Continental Grain Company CORPORATION NAME: Continental Grain Company
     CORPORATION ADDRESS: 277 Park Avenue, New York, New York 10172
(D)  CRIMINAL PROCEEDINGS: None
(E)  CIVIL PROCEEDINGS: None
(F)  CITIZENSHIP: USA


(A) NAME:  Mary Ann Fribourg
(B) BUSINESS ADDRESS:              c/o Continental Grain Company
                                   277 Park Avenue
                                   New York, NY 10172
(C)  PRESENT PRINCIPAL OCCUPATION: None
     CORPORATION NAME: N/A
     CORPORATION ADDRESS: N/A
(D)  CRIMINAL PROCEEDINGS: None
(E)  CIVIL PROCEEDINGS: None
(F)  CITIZENSHIP: USA

                                                              Page 5 of 14 pages



ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  The purchase price will be paid with general corporate funds of ContiWest Corporation. The purchase price of the one share of Series BB Convertible Preferred Stock of the Issuer purchased by ContiWest which is the subject of this Schedule 13D was $1,999,990.

ITEM 4.  PURPOSE OF TRANSACTION

                  The shares of Common Stock beneficially owned by the Reporting Persons were acquired by the Reporting Persons for investment purposes. The Reporting Persons will continue to evaluate their potential investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as the Reporting Persons' personal liquidity requirements and other developments and investment opportunities. Based upon such evaluation, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. Depending on market and other factors, the Reporting Persons may determine to dispose of some or all of their investment or acquire additional shares in the Issuer, either in open market or privately negotiated transactions. The Reporting Persons may acquire additional securities of the Issuer pursuant to the warrant dated March 3, 1998 described below in Item 6. In addition, in order to create a seat on the Issuer's Board of Directors ("Board") for ContiWest Corporation's nominee (as described in Item 6 below) the number of Board seats may be increased. Other than as described in this Item 4, the Reporting Persons currently have no plans or proposals which would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D.

                                                              Page 6 of 14 pages



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER


                  The following information with respect to ContiWest Corporation's ownership of Common Stock is provided as of March 3, 1998. The following information does not include any shares, if any, owned by officers or directors of any of the Reporting Persons which are corporations, with respect to which ContiWest Corporation disclaims beneficial ownership.

         (A) AMOUNT BENEFICIALLY OWNED. . . . .              1,000,000

         (B) PERCENT OF CLASS . . . . . . . . . . . .              8.5

         (C) NUMBER OF SHARES AS TO WHICH
             SUCH PERSON HAS:

                  (I) SOLE POWER TO VOTE OR TO
                      DIRECT THE VOTE . . . . . . . . .      1,000,000

                  (II) SHARED POWER TO VOTE OR TO
                       DIRECT THE VOTE. . . . . . . . .              0

                  (III) SOLE POWER TO DISPOSE OR TO
                        DIRECT DISPOSITION OF . . . . .      1,000,000

                  (IV) SHARED POWER TO DISPOSE OR TO
                       DIRECT DISPOSITION OF  . . . . .              0

                  The following information with respect to ContiFinancial Corporation's ownership of Common Stock is provided as of March 3, 1998. The following information does not include any shares, if any, owned by officers or directors of any of the Reporting Persons which are corporations, with respect to which ContiFinancial Corporation disclaims beneficial ownership.

         (A) AMOUNT BENEFICIALLY OWNED. . . . .              1,000,000

         (B) PERCENT OF CLASS . . . . . . . . . . . .              8.5

         (C) NUMBER OF SHARES AS TO WHICH
              SUCH PERSON HAS:

                  (I) SOLE POWER TO VOTE OR TO
                      DIRECT THE VOTE . . . . . . . . .              0

                  (II) SHARED POWER TO VOTE OR TO
                       DIRECT THE VOTE. . . . . . . . .      1,000,000

                  (III) SOLE POWER TO DISPOSE OR TO
                        DIRECT DISPOSITION OF . . . . .              0

                                                              Page 7 of 14 pages



                  (IV) SHARED POWER TO DISPOSE OR TO
                       DIRECT DISPOSITION OF  . . . .        1,000,000


                  The following information with respect to Continental Grain Company's, Michel Fribourg's and Mary Ann Fribourg's ownership of Common Stock is provided as of March 3, 1998. The following information does not include any shares, if any, owned by officers or directors of any of the Reporting Persons which are corporations, with respect to which Continental Grain Company, Michel Fribourg and Mary Ann Fribourg disclaim beneficial ownership.

         (A) AMOUNT BENEFICIALLY OWNED. . . . .                      0

         (B) PERCENT OF CLASS . . . . . . . . . . . .              8.5

         (C) NUMBER OF SHARES AS TO WHICH
             SUCH PERSON HAS:

                  (I) SOLE POWER TO VOTE OR TO
                      DIRECT THE VOTE . . . . . . . . .              0

                  (II) SHARED POWER TO VOTE OR TO
                       DIRECT THE VOTE. . . . . . . . .      1,000,000

                  (III) SOLE POWER TO DISPOSE OR TO
                        DIRECT DISPOSITION OF . . . . .              0

                  (IV) SHARED POWER TO DISPOSE OR TO
                       DIRECT DISPOSITION OF  . . . .        1,000,000

CONTIWEST CORPORATION: ContiWest Corporation beneficially owns one share of Series BB Convertible Preferred Stock (par value $.01) (the "Preferred Share") of the Issuer, which is convertible into 1,000,000 shares of the outstanding Common Stock of the Issuer, as described below in Item 6. ContiWest Corporation has the right to designate one individual to serve as a director on the Issuer's Board, as described below in Item 6. In addition, ContiWest Corporation may have the right to purchase additional shares of Issuer's common stock pursuant to the Warrant described in Item 6 below.

         ContiWest Corporation has the sole power to vote or direct the vote and to dispose or direct the disposition of 1,000,000 shares of the Issuer's Common Stock, when and if ContiWest Corporation converts the Preferred Share. Based on this, ContiWest Corporation beneficially owns, pursuant to Rule 13d-3 of the Act, 1,000,000 shares, or 8.5%, of the Issuer's Common Stock.

         To the best knowledge of ContiWest Corporation none of the persons named in Schedule A hereto under ContiWest Corporation owns securities of the Issuer.

CONTIFINANCIAL CORPORATION: ContiFinancial Corporation, through its wholly owned subsidiary ContiWest Corporation, beneficially owns the Preferred Share and the Warrant and has the right to

                                                              Page 8 of 14 pages


nominate one director of the Issuer. ContiFinancial Corporation has the shared power, through its wholly owned subsidiary ContiWest Corporation, to vote or direct the vote and to dispose or direct the disposition of 1,000,000 shares of the Issuer's Common Stock, when and if ContiWest Corporation converts the Preferred Share. Based on this, ContiFinancial Corporation beneficially owns, pursuant to Rule 13d-3 of the Act, 1,000,000 shares, or 8.5%, of the Issuer's Common Stock.

         To the best knowledge of ContiFinancial Corporation none of the persons named in Schedule A hereto under ContiFinancial Corporation owns securities of the Issuer.

CONTINENTAL GRAIN COMPANY: Because Continental Grain Company owns 75% of ContiFinancial Corporation, Continental Grain Company may, pursuant Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,000,000 shares of the Issuer's Common Stock, which constitutes approximately 8.5% of the Issuer's outstanding shares of Common Stock. Pursuant to Rule 13d-4 of the Act, Continental Grain Company disclaims beneficial ownership of the shares of the Issuer's Common Stock beneficially owned by ContiWest Corporation, except to the extent of its pecuniary interest therein. Continental Grain Company, may have the shared power to vote and to dispose or direct the disposition of 1,000,000 shares of the Issuer's Common Stock, when and if ContiWest Corporation converts the Preferred Share.

MICHEL FRIBOURG: Because of his position as a director of Continental Grain Company, and because he is the husband of Mary Ann Fribourg, a controlling shareholder of Continental Grain Company, Michel Fribourg may, pursuant Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,000,000 shares of the Issuer's Common Stock, which constitutes approximately 8.5% of the Issuer's outstanding shares of Common Stock. Pursuant to Rule 13d-4 of the Act, Michel Fribourg disclaims beneficial ownership of the shares of the Issuer's Common Stock beneficially owned by ContiWest Corporation, except to the extent of his pecuniary interest therein. As a director of Continental Grain Company, Michel Fribourg may have the shared power to vote and to dispose or direct the disposition of 1,000,000 shares of the Issuer's Common Stock, when and if ContiWest Corporation converts the Preferred Share.

MARY ANN FRIBOURG: Because of her position as a controlling shareholder of Continental Grain Company, Mary Ann Fribourg may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,000,000 shares of the Issuer's Common Stock, which constitutes approximately 8.5% of the Issuer's outstanding shares of Common Stock. Pursuant to Rule 13d-4 of the Act, Mary Ann Fribourg disclaims beneficial ownership of the shares of the Issuer's Common Stock beneficially owned by ContiWest Corporation, except to the extent of her pecuniary interest therein. As a controlling shareholder of Continental Grain Company, Mary Ann Fribourg may have the shared power to vote and to dispose or direct the disposition of 1,000,000 shares of the Issuer's Common Stock, when and if ContiWest Corporation converts the Preferred Share.

         To the best of the Reporting Persons' knowledge, except as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Common Stock which the Reporting Persons may be deemed to beneficially own. Subsection (e) of this Item 5 is not applicable to any of the Reporting Persons.

                                                              Page 9 of 14 pages


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  The Issuer's Series BB Convertible Preferred Stock (par value $.01) (the "Preferred Share") was created pursuant to a Certificate of Designations dated March 3, 1998 (the "Certificate of Designations"). ContiWest Corporation purchased the Series BB Convertible Preferred Stock pursuant to a stock purchase agreement (the "Stock Purchase Agreement") dated March 3, 1998 between the Issuer and ContiWest Corporation for a purchase price of $1,999,990. The Series BB Convertible Preferred Stock can be converted to 1,000,000 shares of the Issuer's Common Stock by ContiWest Corporation at any time. Pursuant to the Certificate of Designations, for so long as ContiWest corporation owns the Preferred Share or 1,000,000 shares of Common Stock and for so long as a certain credit agreement from ContiTrade Services, LLC to the Issuer is in effect, ContiWest Corporation has the right to designate one individual to serve as a director on the Issuer's Board. ContiWest Corporation, Ronald E. Roark, Tucker Holding Company, Ltd. and Harbert Equity Fund I, L.L.C. entered into a voting agreement dated March 3, 1998 providing for the election of their respective nominees to the Board.

         In addition pursuant to the Stock Purchase Agreement, on March 3, 1998 the Issuer granted to ContiWest Corporation a warrant interest (the "Warrant") which entitles ContiWest Corporation to purchase up to 200,000 shares of the Issuer's Common Stock. ContiWest Corporation's interest in the shares of the Issuer's Common Stock underlying the Warrant vests in blocks of 20,000 shares (each a "Block") at various times and subject to the fulfillment or continuation of various conditions. The earliest date upon which ContiWest Corporation could exercise any portion of the Warrant is on or about the date of the release of the Issuer's Annual Report on Form 10-KSB for the fiscal year ending December 31, 1998. ContiWest Corporation's right to purchase each Block of the Issuer's Common Stock expires on the date that is one year after the date on which ContiWest Corporation's interest in such Block vests.

         Except as set forth in this Item 6, to the best of ContiWest Corporation's, ContiFinancial Corporation's and Continental Grain Company's knowledge no executive officer or director of ContiWest Corporation, ContiFinancial Corporation or Continental Grain Company has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                  The following documents are filed as Exhibits to this Schedule 13D:


    Exhibit                              Description
   ---------     ---------------------------------------------------------------

       A         Consent to Joint Filing of Schedule 13D pursuant to Rule
                 13d-1(k)

       B         Form of Certificate of Designations dated March 3, 1998

       C Form of Stock Purchase Agreement dated March 3, 1998 between ContiWest Corporation and the Issuer

       D Form of Voting Agreement dated March 3, 1998 among ContiWest Corporation, Ronald E. Roark, Tucker Holding Company, Ltd. and Harbert Equity Fund I, L.L.C.

                                                             Page 10 of 14 pages



       E Form of Warrant dated March 3, 1998 of Crown Northcorp, Inc. in favor of ContiWest Corporation

                                                             Page 11 of 14 pages


                                   SIGNATURE:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:     March 16, 1998


CONTIWEST CORPORATION


By:                /s/Peter Abeles
                   ------------------------------------

Name/Title:        President
                   ---------------------------------------------



CONTI FINANCIAL CORPORATION

By:                /s/      Scott M. Mannes
                   ---------------------------------------------

Name/Title:                 Executive Vice President
                   ---------------------------------------------



CONTINENTAL GRAIN CORPORATION

By:                /s/      Paul J. Fribourg
                   ---------------------------------------------

Name/Title:                 Chairman and Chief Executive Officer
                   ---------------------------------------------

MICHEL FRIBOURG

                   /s/ Michel Fribourg
                   ---------------------------------------------


MARY ANN FRIBOURG

                   /s/ Mary Ann Fribourg
                   ---------------------------------------------

                                                             Page 12 of 14 pages


                                   SCHEDULE A

CONTIWEST CORPORATION

         During the last five years, to the best of ContiWest Corporation's knowledge, none of the executive officers and directors of ContiWest Corporation have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. During the last five years to the best of ContiWest Corporation's knowledge, none of the executive officers and directors of ContiWest Corporation have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The business address of each director and executive officer is 3811 West Charleston Blvd., Las Vegas, Nevada 89102. Each executive officer or director of ContiWest Corporation is a United States citizen.

         Set forth below is the name and certain other information with respect to each director and executive officer of ContiWest Corporation.

Name                   Principal Position
----                   ------------------

Peter Abeles           President and Director; Senior Vice President of
                       ContiFinancial Corporation; Managing Director of
                       ContiFinancial Services Corporation
Robert J. Babjak       Director; Senior Vice President of ContiFinancial
                       Corporation; Executive Vice President and Chief Operating
                       Officer of ContiMortgage Corporation
James J. Bigham        Director; Vice Chairman, Executive Vice President and
                       Chief Financial Officer of Continental Grain Company
Daniel J. Egan         Director; Senior Vice President of ContiFinancial
                       Corporation; Senior Vice President and Chief Financial
                       Officer of ContiMortgage Corporation
Robert A. Major        Director; Executive Vice President of ContiFinancial
                       Corporation and President and Chief Executive Officer of
                       ContiMortgage Corporation
James E. Moore         Director; President and Chief Executive Officer of
                       ContiFinancial Corporation
Jerome M. Perelson     Director; Senior Vice President of ContiFinancial
                       Corporation; Managing Director and Chief Credit Officer
                       of ContiFinancial Services Corporation
Robert E. Riedl        Vice President, Treasurer and Secretary; Vice President
                       of ContiFinancial Services Corporation
Joy B. Tolbert         Vice President, Assistant Secretary and Managing Director
Todd W. Hart           Assistant Vice President and Assistant Secretary
Denise Mechling        Assistant Vice President and Assistant Secretary


CONTIFINANCIAL CORPORATION

                                                             Page 13 of 14 pages


         During the last five years, to the best of ContiFinancial Corporation's knowledge, none of the executive officers and directors of ContiFinancial Corporation have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. During the last five years to the best of ContiFinancial Corporation's knowledge, none of the executive officers and directors of ContiFinancial Corporation have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The business address of each director and executive officer is 277 Park Avenue, New York, New York 10172. Each executive officer or director of ContiWest Corporation is a United States citizen.

         Set forth below is the name and certain other information with respect to each director and executive officer of ContiFinancial Corporation.

Name                   Principal Position
----                   ------------------

James J. Bigham        Director; Vice Chairman, Executive Vice President and
                       Chief Financial Officer of Continental Grain Company
Paul J. Fribourg       Director; President and Chief Executive Officer of
                       Continental Grain Company
John W. Spiegel        Director; Executive Vice President and Chief Financial
                       Officer of SunTrust Banks, Inc.
Donald L. Staheli      Director
John P. Tierney        Director
Lawrence G. Weppler    Director; Vice President and General Counsel-Corporate of
                       Continental Grain Company
Michael J. Zimmerman   Director; Senior Vice President-Investments and Strategy
                       of Continental Grain Company
James E. Moore         Director, President and Chief Executive Officer of
                       ContiFinancial Corporation
Robert A. Major        Executive Vice President
Glenn S. Goldman       Executive Vice President
Scott M. Mannes        Executive Vice President
Peter Abeles           Senior Vice President
Robert J. Babjak       Senior Vice President
A. John Banu           Senior Vice President
Daniel J. Egan         Senior Vice President

                                                             Page 14 of 14 pages

CONTINUED


CONTIFINANCIAL CORPORATION

Name                   Principal Position
----                   ------------------

Michael J. Festo       Senior Vice President, Human Resources
Alan L. Langus         Senior Vice President, Chief Counsel and Secretary
Jerome M. Perelson     Senior Vice President
Daniel J. Willett      Senior Vice President and Chief Financial Officer
Debra J. Huddleston    Vice President - Internal Audit
Dennis G. Sullivan     Vice President and Controller
Frank W. Baier         Vice President and Treasurer

CONTINENTAL GRAIN COMPANY

         During the last five years, to the best of Continental Grain Company's knowledge, without independent investigation, none of Continental Grain Company's executive officers or directors have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in her or his being subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

                                   Exhibit A:

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D of the Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of them in their capacities set forth below.

Date: March 16, 1998

CONTIWEST CORPORATION


By:               /s/Peter Abeles
                  -----------------------------------------

Name/Title:       President
                  ---------------------------------------------



CONTI FINANCIAL CORPORATION

By:               /s/      Scott M. Mannes
                  ---------------------------------------------

Name/Title:                Executive Vice President
                  ---------------------------------------------




CONTINENTAL GRAIN CORPORATION

By:               /s/      Paul J. Fribourg
                  ---------------------------------------------

Name/Title:                Chairman and Chief Executive Officer
                  ---------------------------------------------


MICHEL FRIBOURG

                  /s/ Michel Fribourg
                  ---------------------------------------------

MARY ANN FRIBOURG

                  /s/ Mary Ann Fribourg
                  ---------------------------------------------

CERTIFICATE OF DESIGNATION
OF SERIES BB CONVERTIBLE PREFERRED STOCK
PAR VALUE $.01 PER SHARE
OF CROWN NORTHCORP, INC.

                  The undersigned, being the Chief Financial Officer of Crown NorthCorp, Inc., a Delaware corporation (the "Corporation"), DOES HEREBY CERTIFY that set forth below are resolutions duly adopted by the Board of Directors of the Corporation at a meeting held on February 13, 1998 creating a series of the Corporation's preferred stock, par value $.01 per share, designated "Series BB Convertible Preferred Stock":

                  Designation. There shall be a series of Preferred Stock to be known as Series BB Convertible Preferred Stock, par value $.01 per share (hereinafter referred to as "Series BB Preferred Stock"), consisting of one authorized share. After the issuance of the Series BB Preferred Stock and until the redemption or retirement of all outstanding shares thereof, the Corporation shall not authorize or issue any shares of common or preferred stock having rights or preferences with respect to liquidation, dividends, or redemption that are senior to the rights and preferences of the Series BB Preferred Stock with respect to such matters without having obtained the prior written consent of two-thirds of the holders thereof.

                  Liquidation in General. In the event of a Liquidation (as defined below), the holders of record of the Series BB Preferred Stock (to the extent that such stock has not then been redeemed or converted) shall be entitled to be paid in full the sum of $2,000,000 per share, plus an amount, expressed in dollars, equal to a twelve percent (12%) cumulative dividend on the sum of $2,000,000 from the date that the Series BB Preferred Stock is issued until the date on which the Liquidation occurs (collectively, the "Liquidation Preference"), before assets of the Corporation shall be distributed among or paid over to the holders of the Common Stock, par value $.01 per share, of the Corporation (the "Common Stock") or other shares ranking junior to the Series BB Preferred Stock ("Junior Securities") in the distribution of assets or upon the Liquidation of the Corporation and, upon payment in full of the Liquidation Preference, the Series BB Preferred Stock shall be deemed to be satisfied in full for all purposes whatsoever. Written notice of a Liquidation, stating a payment date and the place where such payments shall be made, shall be given to the holders of record of the Series BB Preferred Stock, such notice to be addressed to each such holder at such holder's address as shown on the records of the Corporation. The (i) liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary, (ii) Corporation's consolidation or merger with any other entity or group of entities in which the stockholders of the Corporation prior to such transaction do not own at least a majority of the voting capital stock of the surviving entity after the merger or consolidation, or (iii) Corporation's sale or transfer of all or substantially all of the Corporation's assets, shall be deemed a "Liquidation" within the meaning of the provisions of this Section B.

                  The Series BB Preferred Stock shall rank in respect of the distribution of assets or upon the Liquidation of the Corporation, subject to the last sentence of this paragraph, on a parity with the Corporation's Series B Non-Voting, Non-Convertible Preferred Stock, par value $0.01 per share (the "Series B Preferred Stock"), the Corporation's Series C Non-Voting, Convertible Preferred Stock, par value $0.01 per share (the "Series C Convertible Preferred Stock"), the Corporation's Series AA Convertible Preferred Stock, par value $.01 per share (the "Series AA Preferred Stock"), and any other Senior Securities (as defined below). If upon any Liquidation, the net assets available for distribution to the holders of shares of the Series B Preferred Stock, Series C Convertible Preferred Stock, Series AA Preferred Stock, Series BB Preferred Stock, and subsequent series of Preferred Stock issued with rights equivalent to the Series B Preferred Stock, Series C Convertible Preferred Stock, Series AA Preferred Stock, and Series BB Preferred Stock (collectively referred to herein as "Senior Securities") shall be insufficient to pay the holders of all of the outstanding shares of the Senior Securities the full amounts to which they respectively shall be entitled, the holders of such shares, without regard to classes or series, shall share in any distribution of assets in proportion to the amounts respectively due to them on payment in full. In the event of a Liquidation resulting from the Corporation's consolidation or merger with any other entity or group of entities in which the stockholders of the Corporation prior to such transaction do not own at least a majority of the voting capital stock of the surviving entity after the merger or consolidation, or the sale or transfer of all or substantially all of the Corporation's assets, the Series BB Preferred Stock shall rank in respect of the distribution of assets prior to any other Senior Securities whose terms do not specifically include within the definition of "Liquidation" such consolidations, mergers, or asset sales.

                  Conversion Rights. At the Option of the Holders of Record. All, and not less than all, of the Series BB Preferred Stock will be convertible at the option of the holders of record thereof at any time into 1,000,000 shares of the Common Stock, reflecting a conversion ratio of one share of the Series BB Preferred Stock for 1,000,000 shares of the Common Stock (the "Conversion Ratio").

                  (ii) At the Option of the Corporation. All, and not less than all, of the Series BB Preferred Stock will be convertible at the option of the Corporation into 1,000,000 shares of the Common Stock upon the occurrence of both of the Trigger Events (as hereinafter defined), reflecting the Conversion Ratio. As used herein, the term "Trigger Events" means (a) the consummation of the initial public offering of the CHC Commercial Holdings, Inc. REIT (the "REIT") or the completion of another fund opportunity as contemplated by Section 3.3(a) of the Stock Purchase Agreement, dated as of March 7, 1997, between and among the Corporation and Harbert Equity Fund I, L.L.C., in which ContiWest Corporation ("Conti") and its affiliates have an interest that is economically similar to their interest in the REIT as agreed by the Corporation and Conti and its affiliates as of March 3, 1998, and (b) the Corporation's average commercial loan origination volume for the then preceding three calendar months equals at least $16.7 million per month.

                  (iii) Conversion Procedures. Such holders shall exercise their conversion right by giving written notice of their exercise by overnight courier to the Corporation at its principal executive office, and the Corporation shall exercise its conversion right by giving written notice of its exercise by overnight courier to such holders at their address set forth on the Corporation's books and records. Any such exercise shall be effective on the date that the pertinent exercise notice is so sent. Within fifteen business days after any such notice is sent, such holders shall deliver certificates representing the Series BB Preferred Stock, duly endorsed in blank for transfer with signatures guaranteed, to the Corporation at its principal executive office, whereupon the Corporation will instruct its transfer agent to issue such shares of Common Stock in the name of such holders and to deliver certificates representing such shares to the holders at their address set forth on the Corporation's books and records. No shares of Series BB Preferred Stock which have been converted into Common Stock after the original issuance thereof shall be outstanding or shall ever again be reissued, sold, or transferred.

                  Redemption Rights. The Corporation will have the right, but not the obligation, to redeem the Series BB Preferred Stock, in compliance with applicable law and all agreements and instruments by which it is bound, at any time upon 30 days' (such 30 days being referred to herein as the "Redemption Period") prior written notice to the holders of record of the Series BB Preferred Stock (the date for which such redemption is so noticed being referred to herein as the "Redemption Date") at their address on the records of the Corporation, for a redemption price equal to the sum of (a) $2,000,000, plus (b) an amount, expressed in dollars, equal to a twelve percent (12%) cumulative dividend on the sum of $2,000,000 from the date that the Series BB Preferred Stock is issued until the day that it is so redeemed (the "Redemption Price"). Such holders will have the right, but not the obligation, to convert all, but not less than all, of the Series BB Preferred Stock during the Redemption Period pursuant to the preceding paragraph C(i). On the applicable redemption date, the holders of the Series BB Preferred Stock will deliver certificates representing the shares of Series BB Preferred Stock to be redeemed to the Corporation, duly endorsed for transfer in blank, along with such other documents and instruments as the Corporation may reasonably request, and the Corporation will pay to such holders the Redemption Price. In the event that any Redemption Date is not a business day, then the related redemption shall occur on the next following business day. The Redemption Price shall be payable in cash, by certified check, or by wire transfer of immediately available funds to an account designated in writing by such holders. No shares of Series BB Preferred Stock which have been so redeemed after the original issuance thereof shall be outstanding or shall ever again be reissued, sold, or transferred.

                  Voting Rights. The Series BB Preferred Stock shall not have any voting rights with respect to directors of the Corporation or any other matter requiring stockholder approval except as set forth below and as otherwise required by the laws of the State of Delaware. For so long as all of the Series BB Preferred Stock is outstanding, the holder thereof shall have the right to designate one individual to serve as a Director of the Corporation; provided, however, that the foregoing right shall irrevocably terminate upon the earlier of (a) the date that Conti does not own and hold of record at least 1,000,000 shares of the Common Stock (such ownership and record holdings being deemed to include, for this purpose, the right to acquire shares of the Common Stock by conversion of the Series BB Preferred Stock or by warrant) or (b) the date that the credit facility created under that certain Program Agreement, dated as of July 1, 1997, between the Corporation and ContiTrade Services LLC ("ContiTrade") is cancelled, terminated, not renewed, or substantially reduced by ContiTrade; provided further, however, that to accomplish such designation, the Corporation may choose to expand its Board of Directors and appoint individuals designated by such holder to fill resulting vacancies in lieu of the resignation of existing Directors of the Corporation; and provided further, however, that Conti shall not be entitled to designate any individual (x) with respect to whom, if then a Director of the Corporation, the Corporation would be required to make disclosures pursuant to, among other things, Item 401(f) of Regulation S-K in any of its periodic reports or proxy statements filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, or (y) who does not agree in writing to serve as a Director of the Corporation.

                  Preemptive Rights. The holders of Series BB Preferred Stock shall have no preemptive rights.

                  Notice of Record Date. In the event of any taking by the Corporation of a record of holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or any right to subscribe for, purchase, or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, the Corporation shall mail to each holder of the Series BB Preferred Stock, at least 10 days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution.

                  Adjustment of Number of Shares of Common Stock. Stock Dividends; Stock Splits. If the number of shares of Common Stock outstanding at any time after the date of issuance of the Series BB Preferred Stock is increased by a stock dividend payable in shares of Common Stock or by a subdivision or split-up of shares of Common Stock, then immediately after the record date fixed for the determination of holders of shares of Common Stock entitled to receive such stock dividend or the effective date of such subdivision or split-up, as the case may be, the Conversion Ratio shall be appropriately reduced so that the holder of any shares of Series BB Preferred Stock thereafter converted shall be entitled to receive the number of shares of Common Stock which such holder would have owned immediately following such action had such shares of Series BB Preferred Stock been converted immediately prior thereto.

                  Combination of Shares. If the number of shares of Common Stock outstanding at any time after the date of issuance of the Series BB Preferred Stock is decreased by a combination of the outstanding shares of Common Stock, then immediately after the effective date of such combination, the Conversion Ratio shall be appropriately increased so that the holder of any shares of the Series BB Preferred Stock thereafter converted shall be entitled to receive the number of shares of Common Stock which such holder would have owned immediately following such action had such shares of Series BB Preferred Stock been converted immediately prior thereto.

                  Adjustment for Reorganization, Consolidation, and Merger. In case of any reorganization of the Company (or any other corporation the stock or other securities of which are at the time receivable on the conversion of the Series BB Preferred Stock) after the date that the Series BB Preferred Stock is issued, or in case, after such date, the Company (or any such other corporation) shall consolidate with or merge into another corporation or convey all or substantially all of its assets to another corporation or reclassify any of its equity securities, then and in each such case holders of the Series BB Preferred Stock, upon the conversion of the Series BB Preferred Stock as provided herein at any time after the consummation of such reorganization, reclassification, consolidation, merger, or conveyance, shall be entitled to receive, upon the conversion of the Series BB Preferred Stock, such stock, other securities, or other property that such holders would have received if such Holders had converted the Series BB Preferred Stock immediately prior to such reorganization, reclassification, consolidation, merger, or conveyance.

                  Issuance of Shares of Common Stock. From the date that the Series BB Preferred Stock is issued to and through the date that the Series BB Preferred Stock is converted in its entirety into Common Stock (the "Dilution Protection Period"), if at any time the Corporation issues or sells

(a "Dilution Event") any shares of Common Stock or any other class of voting common stock for per share consideration less than the average per share consideration deemed to be paid by Conti for Common Stock by virtue of its purchase of the Series BB Preferred Stock (assuming solely for such purpose that by its purchase of the Series BB Preferred Stock, Conti had purchased 1,000,000 shares of the Common Stock for a purchase price per share of $2.00, in each case as adjusted to reflect any of the events described in the preceding paragraphs
(a), (b), and (c) above) (the lowest such per share consideration so paid to the Corporation during the Dilution Protection Period being referred to herein as the "Dilution Share Price"), in each case other than with respect to an employee stock option plan for employees of the Corporation and its subsidiaries or pursuant to obligations, contracts, or other arrangements existing on March 3, 1998, then the number of shares of Common Stock that holders of the Series BB Preferred Stock will receive upon conversion of the Series BB Preferred Stock shall be equal to the quotient of (a) $2,000,000, divided by (b) the Dilution Share Price, with the Conversion Ratio being appropriately adjusted to reflect the foregoing, and subject to readjustment of each of the foregoing quantities and amounts in order to give effect to the events described in the immediately preceding paragraphs (a), (b), and (c).

                  Reservation of Shares. The Corporation shall at all times reserve and keep available, free from preemptive rights, out of its treasury shares or its authorized but unissued shares of Common Stock, for the purpose of effecting the conversion of the Series BB Preferred Stock, the full number of shares of Common Stock then deliverable upon the conversion of all of the Series BB Preferred Stock then outstanding.

                  Issue Tax. The issuance of certificates representing shares of Common Stock upon conversion of Series BB Preferred Stock shall be made without charge to the holders thereof for any issuance, stock transfer, or documentary stamp tax in respect thereof; provided, however, that the Corporation shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any certificate in the name other than that of the record holder of the Series BB Preferred Stock that is being converted.

                  IN WITNESS WHEREOF, this Certificate of Designation has been executed as of February ____, 1998.



                         ________________________________________
                         Name:  Richard A. Brock
                         Title: Chief Financial Officer




________________________________________
Name:  Stephen W. Brown
Title: Secretary

                            STOCK PURCHASE AGREEMENT

         THIS STOCK PURCHASE AGREEMENT (this "Agreement"), dated as of March __, 1998, is between and among CONTIWEST CORPORATION, a Nevada corporation with offices at 277 Park Avenue, 38th Floor, New York, New York 10172 (the "Purchaser"), and CROWN NORTHCORP, INC., a Delaware corporation with offices at 1251 Dublin Road, Columbus, Ohio 43215 (the "Seller").

                                   WITNESSETH:

         WHEREAS, the Purchaser desires to purchase from the Seller, and the Seller desires to sell to the Purchaser, one share of the Series BB Convertible Preferred Stock, par value $.01 per share, of the Seller (the "Seller Preferred Stock"), and a warrant to purchase shares of the Common Stock, par value $.01 per share, of the Seller on the terms and conditions set forth herein;

         NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the adequacy, sufficiency, and receipt of which are hereby acknowledged, the parties hereto agree as follows:


                                   ARTICLE I.

                              The Purchase and Sale

         SECTION 1.1 Terms of the Purchase and Sale. On the basis of and in reliance upon the representations and warranties set forth in Section 2.1 and
Article III, and subject to the terms and conditions set forth herein:

                    (a) The Seller shall issue at the Closing (as hereinafter defined) to the Purchaser a certificate registered in the name of the Purchaser for one share (the "Closing Share") of Seller Preferred Stock.

                    (b) The Seller shall issue at the Closing to the Purchaser a warrant (the "Warrant") to purchase up to 200,000 additional shares of the Common Stock, par value $.01 per share, of the Seller ("Seller Common Stock") in the form attached as Exhibit A hereto and hereby made a part hereof.

                    (c) As consideration for the Closing Share and the Warrant, the Purchaser shall deliver at the Closing to the Seller $2,000,000 in cash, by certified check, or by wire transfer of immediately available funds to an account designated in writing by the Seller. The parties hereto agree that (i) the consideration for the Closing Share shall be $1,999,990, and (ii) the consideration for the Warrant shall be $10.

         SECTION 1.2 The Closing. The closing of the transactions contemplated by Section 1.1 (the "Closing") shall take place at such place and time on or before March ____, 1998 as the Purchaser and the Seller agree.

         SECTION 1.3 Conditions to the Obligation of the Purchaser to Consummate the Transactions to be Consummated Hereunder at the Closing. The obligations of the Purchaser to consummate the transactions to be consummated hereunder at the Closing are subject to the following conditions (unless waived by the Purchaser in its discretion):

                    (a) Accuracy of Representations and Compliance with Conditions. All representations and warranties of the Seller contained in Article II of this Agreement shall be true and correct as of the Closing; as of the Closing the Seller shall have performed and complied with all covenants and agreements and satisfied all conditions required to be performed and complied with by the Seller at or before such time by this Agreement; and the Purchaser shall have received a certificate executed by the Chairman of the Board and Chief Executive Officer of the Seller, dated the Closing Date, to that effect, substantially in the form of Exhibit B.

                    (b) Opinion of Counsel. The Seller shall have delivered to the Purchaser on the Closing Date the favorable opinions of each of Powell, Goldstein, Frazer & Murphy LLP, counsel to the Seller and Stephen W. Brown, Secretary of the Seller, each dated as of such date, collectively addressing matters customarily addressed by counsel to an issuer with respect to transactions of this type as determined by the Purchaser and the Seller, and each in the form agreed upon by the Purchaser and the Seller, each in each case acting reasonably and in good faith.

                    (c) Other Closing Documents. The Seller shall have delivered to the Purchaser on or prior to the Closing such other documents as the Purchaser may reasonably request in order to enable the Purchaser to determine whether the conditions to its obligations under this Agreement have been met and otherwise to carry out the provisions of this Agreement.

                    (d) Legal Action . A party other than the Seller, the Purchaser, or any of their respective affiliates shall not have instituted or threatened any legal proceeding relating to, or seeking to prohibit or otherwise challenge the consummation of, the transactions contemplated by this Agreement or any of the other agreements, instruments, and other documents executed or to be executed and delivered pursuant hereto or in connection therewith (collectively, and including this Agreement, the "Operative Documents"), or to obtain substantial damages with respect thereto.

                    (e) No Governmental Action. There shall not have been any action taken, or any law, rule, regulation, order, or decree proposed, promulgated, enacted, entered, enforced, or deemed applicable to the transactions contemplated by this Agreement or any of the other agreements, instruments, and other documents executed and delivered pursuant hereto or in connection herewith (collectively, the "Operative Documents"), by any federal, state, local, or other governmental authority or by any court or other tribunal, including the entry of a preliminary or permanent injunction, which, in the reasonable judgment of the Purchaser, (i) makes any of the transactions contemplated by this Agreement illegal, (ii) results in a material delay in the ability of the Purchaser to consummate any of the transactions contemplated by this Agreement, (iii) imposes limitations on the ability of the Purchaser effectively to exercise full rights of ownership of the Closing Share and, when issued in accordance with the Warrant, the shares of Seller Common Stock issuable upon exercise of the Warrant (the "Warrant Shares"), including the right to vote, when issued in accordance with the Warrant, the Warrant Shares, on all matters properly presented to the stockholders of the Seller, or (iv) otherwise prohibits, restricts, or materially delays consum mation of any of the transactions contemplated by this Agreement.

                    (f) "Blue-Sky" Law Compliance. The Seller shall have received such consents, approvals, registrations, qualifications, and other authorizations from the state securities authorities having jurisdiction over the state in which the Purchaser then resides as shall be necessary for the Seller to legally issue the Closing Share and the Warrant to the Purchaser under the state securities laws of such state.

                    (g) Contractual Consents Needed. The Seller shall have obtained at or prior to the Closing all consents, if any, required for the consummation of the transactions to be consummated hereunder at the Closing from any party to any contract, agreement, instrument, lease, license, arrangement, or understanding to which the Seller or any of its consolidated subsidiaries or consolidated affiliates (each, a "Subsidiary", and collectively, the "Subsidiaries") is a party, or to which any of them or any of their respective businesses, properties, or assets are subject, or from any governmental body, authority, or tribunal.

         SECTION 1.4 Conditions to the Obligation of the Seller to Consummate the Transactions to be Consummated Hereunder at the Closing. The obligations of the Seller to consummate the transactions to be consummated hereunder at the Closing are subject to the following conditions (unless waived by the Seller in its discretion):

                    (a) Accuracy of Representations and Compliance with Conditions. All representations and warranties of the Purchaser contained in Article III of this Agreement shall be true and correct as of the Closing; as of the Closing the Purchaser shall have performed and complied with all covenants and agreements and satisfied all conditions required to be performed and complied with by the Purchaser at or before such time by this Agreement; and the Seller shall have received a certificate executed by Authorized Signatories of the Purchaser, dated the date of the Closing, to that effect, substantially in the form of Exhibit C.

                    (b) Opinion of Counsel. The Purchaser shall have delivered to the Seller on the date of the Closing the favorable opinion of the Chief Counsel of the Purchaser, dated as of such date, addressing the matters customarily addressed by counsel to the purchaser with respect to transactions of this type as agreed by the Purchaser and the Seller and in the form agreed upon by the Seller and the Purchaser, each in each case acting reasonably and in good faith.

                    (c) Other Closing Documents. The Purchaser shall have delivered to the Seller at or prior to the Closing such other documents, including, without limitation, an Investors Questionnaire, as the Seller may reasonably request in order to enable the Seller to determine whether the conditions to its obligations under this Agreement have been met and otherwise to carry out the provisions of this Agreement.

                    (d) Legal Action. A party other than the Seller, the Purchaser, or any of their respective affiliates shall not have instituted or threatened any legal proceeding relating to, or seeking to prohibit or otherwise challenge the consummation of, the transactions contemplated by the Operative Documents or in connection therewith, or to obtain substantial damages with respect thereto.

                    (e) No Governmental Action. There shall not have been any action taken, or any law, rule, regulation, order, or decree proposed, promulgated, enacted, entered, enforced, or deemed applicable to the transactions contemplated by any of the Operative Documents, by any federal, state, local, or other governmental authority or by any court or other tribunal, including the entry of a preliminary or permanent injunction, which, in the reasonable judgment of the Seller, (i) makes any of the transactions contemplated by this Agreement illegal, (ii) results in a material delay in the ability of the Seller to consummate any of the transactions contemplated by this Agreement, or (iii) otherwise prohibits, restricts, or materially delays consum mation of any of the transactions contemplated by this Agreement.

                    (f) "Blue-Sky" Law Compliance. The Seller shall have received such consents, approvals, registrations, qualifications, and other authorizations from the state securities authorities having jurisdiction over the state in which the Purchaser then resides as shall be necessary for the Seller to legally issue the Closing Shares and the Warrant to the Purchaser under the state securities laws of such state.

                    (g) Contractual Consents Needed. The Seller shall have obtained on or prior to the Closing all consents required for the consummation of the transactions to be consummated hereunder at the Closing from any party to any contract, agreement, instrument, lease, license, arrangement, or understanding to which the Seller or any Subsidiary is a party, or to which any of them or any of their respective businesses, properties, or assets are subject, or of any governmental body, authority, or tribunal.

                    (h) Fairness Opinion. The Board of Directors of the Seller shall have obtained the favorable opinion of Delta Financial Group Incorporated as to, among other things, the fairness, from a financial point of view, of the transactions contemplated hereby to the stockholders of the Seller, which opinion shall be in form and substance satisfactory to the Board of Directors of the Seller (the "Fairness Opinion").

                                   ARTICLE II.

                  Representations and Warranties of the Seller.

         SECTION 2.1 Representations and Warranties. The Seller represents and warrants to the Purchaser as of the Closing as follows:

                    (a) Organization and Qualification. The Seller owns, either directly or through one or more Subsidiaries, all the outstanding shares of capital stock of the Subsidiaries. All of the Subsidiaries are listed on Schedule 2.1(a). Other than the Subsidiaries, neither the Seller nor any Subsidiary has a consolidated subsidiary or consolidated affiliate corporation or owns any material interest in any other person, firm or entity ("Person") except as set forth on Schedule 2.1(a). Schedule 2.1(a) also correctly sets forth as to the Seller and as to each Subsidiary its place of incorporation or organization, principal place of business, jurisdictions in which it is qualified to do business, and the business which it currently conducts; and as to each Subsidiary its authorized capitalization (if applicable), its shares of capital stock or other equity interests outstanding, and the record and beneficial owner of those shares. Each of Seller and each of the Subsidiaries is a corporation, limited partnership, or limited liability company duly organized, validly existing, and in good standing under the laws of its jurisdiction of incorporation or organization, with all requisite power and authority, and all necessary consents, authorizations, approvals, orders, licenses, certificates, and permits of and from, and declarations and filings with, all federal, state, local, and other governmental authorities and all courts and other tribunals, to own, lease, license, and use its properties and assets and to carry on the business in which it is now engaged, in each case except for such consents, authorizations, approvals, orders, licenses, certificates, permits, declarations, and filings, the absence of which, individually or in the aggregate, could not reasonably be expected to have a material and adverse effect upon the business, financial condition, or results of operation of the Seller and the Subsidiaries, taken as a whole (a "Material Adverse Effect"). Each of the Seller and each of the Subsidiaries is duly qualified to transact the business in which it is engaged and is in good standing as a foreign corporation in every jurisdiction in which its ownership, leasing, licensing, or use of property or assets or the conduct of its business makes such qualification necessary, except where the absence of such qualification or good standing could not reasonably be expected to have a Material Adverse Effect.

                    (b) Capitalization TC. The authorized capital stock of the Seller consists of (i) 30,000,000 shares of Seller Common Stock, of which 10,790,899 shares are outstanding as of the date hereof (excluding the Closing Shares), and (ii) 1,000,000 shares of Preferred Stock, par value $.01 per share ("Preferred Stock"), of which (A) 1,500 shares of Series B Preferred Stock, par value $.01 per share, (B) 500 shares of Series C Convertible Preferred Stock, par value $.01 per share, and (C) 1 share of Series AA Convertible Preferred Stock, par value $.01 per share, are outstanding as of the date hereof and are convertible as set forth on Schedule 2.1(b). Each of such outstanding shares of Seller Common Stock and each outstanding share of each outstanding series of Preferred Stock is duly authorized, validly issued, fully paid, and nonassessable, and was not issued in violation of any applicable law or of any preemptive right of stockholders. All persons who, to the Knowledge of the Seller (as hereinafter defined), own of record or beneficially five percent or more of any class or series of capital stock of the Seller are set forth on Schedule 2.1(b). Except for this Agreement and as set forth on Schedule 2.1(b), there is no commitment, plan, or arrangement to issue, and no outstanding option, warrant, or other right calling for the issuance of, any share of capital stock of the Seller or of any Subsidiary or any security or other instrument convertible into, exercisable for, or exchangeable for capital stock of the Seller or of any Subsidiary. Except as set forth on Schedule 2.1(b), there is outstanding no security or other instrument convertible into or exchangeable for capital stock of the Seller or of any Subsidiary. As used herein, "Knowledge of the Seller" means the actual knowledge of any one or more of Ronald E. Roark, Harold E. Cooke, Stephen W. Brown, or Richard Brock, assuming that each possesses the actual knowledge that an officer or director with their responsibilities would possess after reasonable inquiry into the applicable matter.

                    (c) Financial Condition. The Seller has delivered to the Purchaser true and correct copies of the following: audited consolidated balance sheets of the Seller as of December 31, 1996 (the "Last Balance Sheet) and December 31, 1995; audited consolidated statements of income, consolidated statements of retained earnings, and consolidated statements of cash flows of the Seller for the years ended December 31, 1996 and December 31, 1995; and the unaudited consolidated balance sheet (the "Unaudited Balance Sheet"), consolidated statement of income, consolidated statement of retained earnings, and consolidated statement of cash flows of the Seller for the nine months ended September 30, 1997 (collectively the "Financial Statements"). Each such consolidated balance sheet presents fairly the financial condition, assets, liabilities, and stockholders' equity of the Seller and its consolidated subsidiaries as of its date; each such consolidated statement of income and consolidated statement of retained earnings presents fairly the results of operations of the Seller and its consolidated subsidiaries for the period indicated; and each such consolidated statement of cash flows presents fairly the information purported to be shown therein, in each case subject in the case of such unaudited consolidated balance sheet, consolidated statement of income, consolidated statement of retained earnings, and consolidated balance sheet to changes resulting from year-end audit adjustments. The financial statements referred to in this Section 2.1(c) have been prepared in accordance with generally accepted accounting principles ("GAAP") consistently applied throughout the periods involved except as otherwise permitted by GAAP or, with respect to financial statement footnotes, the rules and regulations of the Securities and Exchange Commission (the "Commission") and are in accordance with the books and records of the Seller and its consolidated subsidiaries. Except as set forth on Schedule 2.1(c), since September 30, 1997 (the "Reference Date"):

                    (d) There has at no time been a material adverse change in the business, financial condition, or results of operations of the Seller and its consolidated subsidiaries, considered as a whole (including, without limitation, any adverse change in the rating of the Seller as a special servicer by any nationally recognized rating agency);

                            (i) Except as required by the terms of any
                    outstanding series of Preferred Stock, neither the Seller nor any Subsidiary has authorized, declared, paid, or effected any dividend or liquidating or other distribution in respect of its capital stock or other outstanding equity interests or any direct or indirect redemption, purchase, or other acquisition of any stock of the Seller or any equity interest of any Subsidiary;

                            (ii) The operations and business of the Seller and
                    each Subsidiary have been conducted in all respects only in the ordinary course; and

                            (iii) Neither the Seller nor any Subsidiary has
                    suffered an extraordi nary loss (whether or not covered by insurance) or waived any right of material value.

                    (e) Tax and Other Liabilities. Neither the Seller nor any Subsidiary has any liability of any nature, whether accrued, absolute, known, unknown, contingent or otherwise, including without limitation liabilities for federal, state, local, or foreign taxes and penalties, interest, and additions to tax ("Taxes") and liabilities to customers or suppliers, other than the following:

                            (i) Liabilities for which full provision has been
                    made on the Unaudited Balance Sheet; and

                            (ii) Other liabilities arising since the Reference
                    Date and prior to the Closing in the ordinary course of business which are not inconsistent with the representations and warranties of the Seller set forth in this Article II. Without limiting the generality of the foregoing, the amounts set up as provisions for Taxes on the Unaudited Balance Sheet are sufficient for all accrued and unpaid Taxes of the Seller and the Subsidiaries, whether or not due and payable and whether or not disputed, under tax laws, as in effect on September 30, 1997 (the "Unaudited Balance Sheet Date"), for the period ended on such date and for all fiscal periods prior thereto. Each of Seller and each of the Subsidiaries has filed all federal, state, local, and foreign tax returns required to be filed by it; has delivered to the Purchaser a true and correct copy of each such return which was filed in the past three years; has paid (or has established on the Unaudited Balance Sheet a reserve for) all Taxes, assessments, and other governmental charges payable or remittable by it or levied upon it or its properties, assets, income, or franchises which are due and payable, in each case as of the Reference Date; and has delivered to the Purchaser a true and correct copy of any report as to adjustments received by it from any taxing authority during the past three years and a statement as to any litigation, governmental or other proceeding (formal or informal), or investigation pending, threatened, or in prospect with respect to any such report or the subject matter of such report. Except as set forth in Schedule 2.1(d), neither the Seller nor any Subsidiary is a party to any contract or commitment to guarantee the payment or performance of any liability or other obligation by any other Person, or pursuant to which the Seller or any Subsidiary is or may become liable for the indebtedness or other obligations of any other Person. Except as set forth on Schedule 2.1(d), Seller is not a party to any currently effective tax sharing agreement or arrangement or a control person for tax purposes of any Person other than the Subsidiaries.

                            (iii) Litigation and Claims. Except as set forth on
                    Schedule 2.1(e), there is no litigation, arbitration, claim, governmental or other proceeding (formal or informal), or investigation pending or, to the Knowledge of the Seller, threatened or in prospect (or any basis therefor to the Knowledge of the Seller) with respect to the Seller, any Subsidiary, or any of their respective businesses, properties, or assets. None of the matters disclosed on
                    Schedule 2.1(e) could reasonably be expected to have a Material Adverse Effect. Neither the Seller nor any Subsidiary is affected by any current or threatened strike or other labor disturbance nor to the Knowledge of the Seller is any union attempting to represent any employee of the Seller or of any Subsidiary as collective bargaining agent. Neither the Seller nor any Subsidiary is in violation of, or in default with respect to, any law, rule, regulation, order, judgment, or decree, which violation or default could reasonably be expected to have a Material Adverse Effect; nor to the Knowledge of the Seller is the Seller or any Subsidiary required to take any action in order to avoid such violation or default.

                    (f) Properties.

                    (g) Contracts and Other Instruments. Schedule 2.1(g) accurately and completely sets forth the information required to be contained therein regarding all contracts, agreements, instruments, leases, licenses, arrangements, or understandings with respect to the Seller and each Subsidiary, identifying whether the matter disclosed therein relates to the Seller or to a Subsidiary named therein. The Seller has furnished to the Purchaser (i) the certificate of incorporation (or other charter or organizational document) and by-laws (or other governing document) of the Seller and each Subsidiary and all amendments thereto, as currently in effect, and (ii) the following: (a) true and correct copies of all contracts, agreements, and instruments referred to in Schedule 2.1(g); and (ii) true and correct copies of all leases and licenses referred to in Schedule 2.1(g). Neither the Seller, any Subsidiary, nor (to the Knowledge of the Seller) any other party to any such contract, agreement, instrument, lease, or license is now or expects in the future to be in violation or breach of, or in default with respect to complying with, any material term thereof; each such contract, agreement, instrument, lease, or license that is material to the business of the Seller is in full force and effect and is the legal, valid, and binding obligation of the parties thereto and (subject to applicable bankruptcy, insolvency, and other laws affecting the enforceability of creditors' rights generally) is enforceable as to them in accordance with its terms; and each such contract, agreement, instrument, lease or license that is not material to the business of the Seller is, to the Knowledge of the Seller, in full force and effect and is the legal, valid, and binding obligation of the parties thereto and (subject to applicable bankruptcy, insolvency, and other laws affecting the enforceability of creditors' rights generally) is enforceable as to them in accordance with its terms. Each of the Seller and each of the Subsidiaries enjoy peaceful and undisturbed possession under all leases and licenses under which it is operating. Neither the Seller nor any Subsidiary is in violation or breach of, or in default with respect to, any term of its certificate of incorporation (or other charter or organizational document) or by-laws (or other governing document). Neither the Seller nor any Subsidiary is a member of a customer or user organization or of a trade association.

                    (h) Employees.

                            (i) Except as set forth on Schedule 2.1(h), neither
                    the Seller nor any Subsidiary has, or contributes to, any pension, profit-sharing, option, other incentive plan, or any other type of Employee Benefit Plan (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), or has any obligation to or customary arrangement with employees for bonuses, incentive compensation, vacations, severance pay, insurance, or other benefits. The Seller has furnished to the Purchaser: (A) true and correct copies of all documents evidencing plans, obligations, or arrangements referred to in Schedule 2.1(h) (or true and correct written summaries of such plans, obligations, or arrangements to the extent not evidenced by documents) and true and correct copies of all documents evidencing trusts, summary plan descriptions, and any other summaries or descriptions relating to any such plans; and (B) the two most recent annual reports (Form 5500's), if any, including all schedules thereto and the most recent annual and periodic accounting of related plan assets with respect to each Employee Benefit Plan.

                            (ii) All Accrued Liabilities (for contributions or
                    otherwise) (as defined in this Section 2.1(h)(ii)) of the Seller or any Subsidiary as of the Closing Date to each Employee Benefit Plan and with respect to each obligation to or customary arrangement with employees for bonuses, incentive compensation, vacations, severance pay, insurance, or other benefits have been paid or accrued for all periods ending prior to the date of the Closing and no payment to any Employee Benefit Plan or with respect to any such obligation or arrangement since the Last Balance Sheet Date has been dispropor tionately large compared to prior payments. For purposes of the preceding sentence, "Accrued Liabilities" shall include a pro rata contribution to each Employee Benefit Plan or with respect to each such obligation or arrangement for that portion of a plan year or other applicable period which commences prior to and ends after the Closing Date, and Accrued Liabilities for any portion of a plan year or other applicable period shall be determined by multiplying the liability for the entire such year or period by a fraction, the numerator of which is the number of days preceding the date of the Closing in such year or period and the denominator of which is the number of days in such year or period, as the case may be.

                            (iii) There has been no violation of the reporting
                    and disclosure requirements imposed either under ERISA or the Internal Revenue Code of 1986, as amended, or its predecessor statute (the "Code") for which a penalty has been or may be imposed with respect to any Employee Benefit Plan of the Seller or of any Subsidiary and which could reasonably be expected to have a Material Adverse Effect. No Employee Benefit Plan or related trust of the Seller or any Subsidiary has any material liability of any nature, accrued or contingent, including without limitation liabilities for Taxes (other than for routine payments to be made in due course to participants and beneficiaries, except as set forth in Schedule 2.1(h)) which liabilities could reasonably be expected to have a Material Adverse Effect. There has been no violation by any Employee Benefit Plan of the Seller or any Subsidiary, which is a group health plan within the meaning of Section 162(i)(3) of the Code with the applicable requirements of Section 162(k) of the Code. Other than the health care continuation requirements of Section 162(k) of the Code, neither the Seller nor any Subsidiary has any obligation to provide post-retirement medical benefits or life insurance coverage to any current or former employees. There is no litigation, arbitration, claim, governmental or other proceeding (formal or informal), or investigation pending, threatened, or in prospect (or any basis therefor to the Knowledge of the Seller) with respect to any Employee Benefit Plan or related trust or with respect to any fiduciary, administrator, or sponsor (in its capacity as such) of any Employee Benefit Plan, which could reasonably be expected to have a Material Adverse Effect. No Employee Benefit Plan or related trust and no such obligation or arrangement is in material violation of, or in default with respect to, any law, rule, regulation, order, judgment, or decree, which violation or default could reasonably be expected to have a Material Adverse Effect nor to the Knowledge of the Seller is the Seller, any Subsidiary, any Employee Benefit Plan, or any related trust required to take any action in order to avoid violation or default. No event has occurred or is threatened or about to occur which would constitute a prohibited transaction under Section 406 of ERISA and which could reasonably be expected to have a Material Adverse Effect.

                            (iv) Each Pension Plan maintained for the employees
                    of the Seller or of any Subsidiary has been qualified, from its inception, under Section 401(a) of the Code and any related trust has been an exempt trust for such period under
                    Section 501 of the Code. Each Pension Plan has been operated in accordance with its terms, except where the failure to so operate could not reasonably be expected to have a Material Adverse Effect. No investigation or review by the Internal Revenue Service is currently pending or (to the Knowledge of the Seller) is contemplated in which the Internal Revenue Service has asserted or may assert that any Pension Plan is not qualified under Section 401(a) of the Code or that any related trust is not exempt under Section 501 of the Code. No assessment of any federal taxes has been made or (to the Knowledge of the Seller) is contemplated against the Seller, any Subsidiary, or any related trust of any Pension Plan and nothing has occurred which would result in the assessment of unrelated business taxable income under the Code. Form 5500's have been timely filed with respect to all Pension Plans.

                            (v) Neither the Seller nor any Subsidiary currently
                    contributes to or since December 31, 1994 has effectuated either a complete or partial withdrawal from any multi-employer Pension Plan within the meaning of Section 3(37) of ERISA or sponsored or otherwise maintained a Pension Plan subject to Title IV of ERISA.

                            (vi) Schedule 2.1(h) contains a true and correct
                    statement of the names, relationship with the Seller or any Subsidiary, current rates of compensation (whether in the form of salary, bonuses, commissions, or other supplemental compensation now or hereafter payable), and aggregate annual compensation as of January 1, 1998 of each director, officer, or other employee of the Seller or of any Subsidiary whose aggregate compensation currently exceeds the rate of $75,000 per annum. Since January 1, 1998, neither the Seller nor any Subsidiary has changed the rate of compensation of any of its directors, officers, or employees, nor has any Employee Benefit Plan or program been instituted or amended to increase benefits thereunder.

                    (i) Questionable Payments. Neither the Seller, any Subsidiary, nor any director, officer, employee, or other person associated with the Seller or any Subsidiary when acting on behalf of the Seller or any Subsidiary, has, directly or indirectly: used any corporate funds for unlawful contributions, gifts, entertainment, or other unlawful expenses relating to political activity; made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns from corporate funds; violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; established or maintained any unlawful or unrecorded fund of corporate monies or other assets; made any false or fictitious entry on the books or records of the Seller or any Subsidiary; made any bribe, rebate, payoff, influence payment, kickback, or other unlawful payment; given any favor or gift which is not deductible for federal income tax purposes; or made any bribe, kickback, or other payment of a similar or comparable nature, whether lawful or not, to any person or entity, private or public, regardless of form, whether in money, property, or services, to obtain favorable treatment in securing business or to obtain special concessions, or to pay for favorable treatment for business secured or for special concessions already obtained.

                    (j) Authority to Sell TC. The Seller has all requisite power and authority to execute, deliver, and perform this Agreement and each of the Operative Documents to which the Seller is a party. All necessary corporate proceedings of the Seller have been duly taken to authorize the execution, delivery, and performance of this Agreement and each of the Operative Documents to which the Seller is a party by the Seller. Each of this Agreement and each of the Operative Documents to which the Seller is a party has been duly authorized, executed, and delivered by the Seller, constitutes the legal, valid, and binding obligation of the Seller, and is enforceable against it in accordance with its terms. Except as set forth on Schedule 2.1(j), no consent, authorization, approval, order, license, certificate, or permit of or from, or declaration or filing with, any federal, state, local, or other governmental authority or any court or other tribunal is required by the Seller or any Subsidiary for the execution, delivery, or performance of this Agreement or any of the other Operative Documents to which the Seller is a party, by the Seller. No consent of any party to any contract, agreement, instrument, lease, license, arrangement, or understanding to which the Seller or any Subsidiary is a party, or to which it or any of their respective businesses, properties, or assets are subject, is required for the execution, delivery, or performance of this Agreement or any of the other Operative Documents to which the Seller is a party (except such consents referred to in Schedule 2.1(j)); and the execution, delivery, and performance of this Agreement and each of the Operative Documents to which the Seller is a party will not (if the consents referred to in Schedule 2.1(j) are obtained prior to the Closing) violate, result in a breach of, conflict with, or (with or without the giving of notice or the passage of time or both) entitle any party to terminate or call a default under, entitle any party to rights and privileges that such party was not receiving or entitled to receive immediately before this Agreement or any of the Operative Documents (if now executed) were executed under, or create any obligation on the part of the Seller or any Subsidiary that it was not paying or obligated to pay immediately before this Agreement or any of the Operative Documents (if now executed) were executed under, any term of any such contract, agreement, instrument, lease, license, arrangement, or understanding, or violate or result in a breach of any term of the certificate of incorporation (or other charter or organizational document) or by-laws (or other governing document) of the Seller or any Subsidiary, or (if each of the conditions precedent set forth herein or in a schedule hereto are satisfied) violate, result in a breach of, or conflict with any law, rule, regulation, order, judgment, or decree binding on the Seller or any Subsidiary or to which it or any of its respective businesses, properties, or assets are subject. Upon their issuance pursuant hereto, the Closing Share and the Warrant, and upon their issuance in accordance with the Warrant, the Warrant Shares, will be validly authorized, validly issued, fully paid, and nonassessable and will not have been issued in violation of any preemptive right of stockholders, and the Purchaser will then have good title to the Closing Share and the Warrant, and upon their issuance in accordance with the Warrant, the Warrant Shares, free and clear of all liens, security interests, pledges, charges, encumbrances, stockholders' agreements, and voting trusts other than as set forth in the Operative Documents. Assuming the accuracy of the representations and warranties made by the Purchaser pursuant to Article III, the issuance of the Closing Share and the Warrant to the Purchaser hereunder will be exempt from registration under the Securities Act and will comply with the state securities laws of the State of New York.

                    (k) Intellectual Property Rights. Neither the Seller nor any Subsidiary owns any patents, patent applications and registrations, trademarks, trademark applications and registrations, copyright applications and registrations, trade names or industrial designs. The Seller and the Subsidiaries license computer software as listed on
         Schedule 2.1(k), and to the Knowledge of the Seller neither the Seller nor any of the Subsidiaries is in violation of any of such licenses. The Seller and the Subsidiaries own computer software as listed on
         Schedule 2.1(k), and the conduct of the business of the Seller and the Subsidiaries and the use of such software does not infringe upon, and neither the Seller nor any Subsidiary has received any notice, complaint, threat, or claim alleging infringement of, any patent, trademark, trade name, copyright, industrial design, trade secret, or any other intellectual property right or proprietary right of any Person.

                    (l) Insurance. The Seller and the Subsidiaries are the respective owners of the insurance policies set forth on Schedule 2.1(l), which policies provide adequate coverage to insure the assets, properties, and businesses of the Seller and the Subsidiaries against such risks and in such amounts as are prudent and customary for companies similar to the Seller and the Subsidiaries, and all of such policies are in full force and effect.

                    (m) Related Party Transactions. Except as set forth on
         Schedule 2.1(m), neither the Seller nor any Subsidiary is directly a party to any oral or written contract, agreement, lease, or arrangement with, or commitment to, any Related Party (as defined below). Except as set forth on Schedule 2.1(m), no Related Party directly or indirectly owns or controls any assets or properties used in the business of the Seller or any Subsidiary, and no Related Party, directly or indirectly, engages in or has any significant interest in any business which is a competitor, customer, or supplier of the Seller or any Subsidiary. As used herein, the term "Related Party" means, collectively, (A) any Person which, to the Knowledge of the Seller, owns 5% or more of any class of the outstanding securities of the Seller or any Subsidiary,
         (B) any director, officer, or employee of the Seller or any Subsidiary, or (C) any Person in which any director or officer of the Seller or any Subsidiary or any Person referred to in clause (A) above is a partner or member, or holds a 5% or more equity interest.

                    (n) Environmental Conditions. To the Knowledge of the
         Seller:

                            (i) There is no existing or pending Environmental
                    Law (as hereinafter defined) with a future compliance date that will require operational changes, business practice modifications, or capital expenditures at any Real Property or Real Property Improvements;

                            (ii) All hazardous substances and solid waste on,
                    in, or under any Real Property or Real Property Improvements, wherever located, have been properly removed and disposed of, and no past or current disposal, discharge, spill, or other release of, or treatment, transportation, or other handling of hazardous materials or solid waste on, in or under any Real Property or Real Property Improvements, will subject the Seller or any Subsidiary to corrective or compliance action or any other liability; and

                            (iii) There are no currently pending or overtly
                    threatened legal action or administrative proceedings or orders, judgments, decrees, or rulings against or involving the Seller or any Subsidiary relating to any alleged past or ongoing violation of any Environmental Law, nor is the Seller or any Subsidiary subject to any liability for any such past or ongoing violation.

                            As used herein, "Environmental Law" means any
                    federal, state, local, or municipal statute, rule, regulation, or ordinance ("Law") relating to health, safety, or the environment, including, without limitation, any Law relating to the manufacture, generation, processing, distribution, application, use, treatment, transport or handling, storage of, or emissions, discharges, releases, or threatened releases into the environment of, pollutants, contaminants, hazardous substances, petroleum products, chemicals or industrial waste, other solids, liquids, gases, or wastes, heat, light, noise, radiation, electro-magnetic fields and other forms of matter and energy of every kind and nature and the proper containment and disposal of the same.

                    (o) Disclosure. Neither this Agreement or any of the Operative Documents, nor any other written document, description, certificate, or statement furnished to the Purchaser by or on behalf of the Seller pursuant hereto or thereto, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact, necessary to make the statements contained herein and therein not misleading in light of the circumstances under which they have been or will be made.

                    (p) Brokerage Fees. Neither the Seller nor any Subsidiary has created any liability of any Person for any brokerage or finders fee in connection with the transactions contemplated by this Agreement.

                                  ARTICLE III.

                 Representations and Warranties of the Purchaser

         SECTION 3.1 Representations and Warranties. The Purchaser represents and warrants to the Seller as of the Closing as follows:

                    (a) Organization. The Purchaser is a corporation duly organized, validly existing, and in good standing under the laws of the State of Nevada, with all requisite power and authority to own, lease, license, and use its properties and assets and to carry on the business in which it is now engaged and to own securities issued by the Seller as herein contemplated. The Purchaser is duly qualified to do business as a foreign corporation and is in good standing in the State of New York. The Purchaser resides in the State of New York, and is an affiliate of ContiFinancial Corporation.

                    (b) Authority to Buy. The Purchaser has all requisite power and authority to execute, deliver, and perform this Agreement and each of the other Operative Documents to which it is or is to be a party. All necessary proceedings of the Purchaser have been duly taken to authorize the execution, delivery, and performance of this Agreement and each of the other Operative Documents to which the Purchaser is or is to be a party by the Purchaser. This Agreement and each of the Operative Documents to which the Purchaser is a party has been duly authorized, executed, and delivered by the Purchaser, is the legal, valid, and binding obligation of the Purchaser, and is enforceable against the Purchaser in accordance with its terms.

                    (c) Non-Distributive Intent. The Purchaser is an "accredited investor" (as defined in Rule 501(a) under the Securities Act of 1933, as amended (the "Securities Act")). The Purchaser is acquiring the securities to be acquired by it at the Closing for its own account (and not for the account of others) for investment and not with a view to the resale or other distribution thereof. The Purchaser will not sell or otherwise dispose of such securities (whether pursuant to a liquidating dividend or otherwise) without registration under the Securities Act or an exemption therefrom, and the certificate or certificates representing such securities may contain a legend to the foregoing effect and all legends necessary or desirable, in the judgment of the Purchaser, pursuant to any applicable state securities law, rule, or regulation. The Purchaser understands that it may not sell or otherwise dispose of such Shares in the absence of either a registration statement under the Securities Act or an exemption from the registration provisions of the Securities Act.

                    (d) Investment Company. The Purchaser is not subject to regulation as an investment company under the Investment Company Act of 1940, as amended.

                    (e) Broker Fees. Neither the Purchaser nor any of its subsidiaries or parents has created any liability of any Person for any brokerage or finders fee in connection with the transactions contemplated by this Agreement.

                                   ARTICLE IV.

                             Covenants of the Seller

         The Seller covenants to the Purchaser as follows:

         SECTION 4.1 Furnish Future Information. After the Closing, the Seller shall deliver to the Purchaser the following so long as the Purchaser owns any of the Closing Share, the Warrant, or the Warrant Shares:

                    (a) within 45 days after the end of each of the first three quarterly fiscal periods in each fiscal year of the Seller, a consolidated balance sheet of the Seller and its consolidated subsidiaries as at the end of such period, and a consolidated statement of income, consolidated statement of retained earnings, and consolidated statement of cash flows of Seller and its consolidated subsidiaries for such period, in each case prepared from the books and records of the Seller and its consolidated subsidiaries in accordance with generally accepted accounting principles ("GAAP") consistently applied throughout the periods involved except as permitted by GAAP or, with respect to financial statement footnotes, by the applicable rules and regulations of the Commission, setting forth in each case in comparative form the figures for the corresponding period of the previous fiscal year, all in reasonable detail, subject to changes resulting from year-end audit adjustments;

                    (b) within 90 days after the end of each fiscal year of the Seller, a consolidated balance sheet of the Seller and its consolidated subsidiaries as at the end of such year, and a consolidated statement of income, consolidated statement of retained earnings, and consolidated statement of cash flows of the Seller and its consoli dated subsidiaries for such year, setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail, such consolidated financial statements to be audited by and to be accompanied by an opinion of the Seller's independent certified public accountants of recognized national standing, which opinion shall state that such consolidated financial statements have been prepared in accordance with generally accepted accounting principles consistently applied and that the audit by such accountants in connection with such consolidated financial statements has been made in accordance with generally accepted auditing standards;

                    (c) promptly upon their becoming available, copies of all financial statements, reports, notices, and proxy statements sent by the Seller to its stockholders, all regular and periodic reports filed by the Seller with any securities exchange or with the Commission, and all press releases; and

                    (d) with reasonable promptness, such other material and public information and data with respect to the Seller or any of its Subsidiaries as from time to time may be requested by the Purchaser.

         SECTION 4.2 Reasonable Best Efforts. Each of the Seller and the Purchaser agrees to cooperate and to use its reasonable best efforts to cause the conditions precedent to the Closing to be satisfied in a timely manner. Without limiting the generality of the foregoing, the Seller shall use its reasonable best efforts to obtain the Fairness Opinion and, in the event of the termination or revocation of the Fairness Opinion prior to Closing, to obtain a substitute fairness opinion as soon as reasonably practicable.

         SECTION 4.3 Reservation of Authorized Shares. From the date hereof through the Closing hereunder and until the expiration or surrender of the Warrant, the Seller shall continuously hold in reserve sufficient shares of Seller Common Stock to consummate the Closing and to perform its obligations under the Warrant.

         SECTION 4.4 Use of Proceeds. The Seller agrees that the proceeds received by the Seller as a result of the transactions contemplated hereby will be set aside and utilized by the Seller, at the direction of the Board of Directors of the Seller, pursuant to specific appropriations only for the following purposes: to expand the Corporation's commercial mortgage origination capabilities by the addition of personnel, the acquisition of mortgage banking firms, or other means; to complete a real estate investment trust or other fund opportunity in which Purchaser and its affiliates have an interest that is economically similar to their interest in the CHC Commercial Holdings, Inc. REIT as agreed by the Seller and the Purchaser and its affiliates on the date hereof; and, to the extent of up to $500,000 of such proceeds, to fund the Corporation's commercial mortgage origination operations as in existence on the date hereof.

                                   ARTICLE V.

                           Covenants of the Purchaser

         The Purchaser covenants to the Seller as follows:

         SECTION 5.1 Compliance with Securities Laws. The Purchaser agrees to make all filings required to be made by it under the Securities Exchange Act of 1934 (the "Exchange Act")with respect to its holdings of securities issued by the Seller on a timely basis.

         SECTION 5.2 Change of Residence and Principal Executive Office. The Purchaser agrees to promptly notify the Seller of any change in the state of its residence or any change in the state that its principal executive office is located prior to the Closing.

                                   ARTICLE VI.

                                 Indemnification

         SECTION 6.1 Indemnification by the Seller. The Seller hereby agrees to defend, indemnify and hold harmless the Purchaser, its affiliates, subsidiaries, and parent entities, and their respective past, current, and future officers, directors, employees, counsel, agents, and equity holders, and each person, if any, who controls, controlled, or will control any of them within the meaning of
Section 15 of the Securities Act or Section 20(a) of the Exchange Act (the "Purchaser Indemnitees"), from and against any and all losses, liabilities, damages (other than consequential or punitive damages), costs and expenses whatsoever (including but not limited to reasonable attorneys' fees of one counsel

(and the costs of one local counsel in each jurisdiction requiring local representation) and any and all expenses whatsoever incurred in investigating, preparing, or defending against any litigation, commenced or threatened, or any claim whatsoever, and any claims whatsoever, and any and all amounts paid in settlement of any claim or litigation), as and when incurred, arising out of, based upon, or in connection with any misrepresentation or breach of any warranty made by the Seller contained in any Operative Document. The foregoing agreement to indemnify shall be in addition to any liability the Seller may otherwise have, including without limitation liabilities arising out of any Operative Document.

         SECTION 6.2 Indemnification by the Purchaser. The Purchaser hereby agrees to defend, indemnify and hold harmless the Seller, its subsidiaries and affiliates, and their respective past, current, and future officers, directors, employees, counsel, agents, and equity holders, and each person, if any, who controls, controlled, or will control any of them within the meaning of Section 15 of the Securities Act or Section 20(a) of the Exchange Act (the "Seller Indemnitees"), from and against any and all losses, liabilities, damages (other than consequential or punitive damages), costs and expenses whatsoever (including but not limited to reasonable attorneys' fees of one counsel (and the costs of one local counsel in each jurisdiction requiring local representation) and any and all expenses whatsoever incurred in investigating, preparing, or defending against any litigation, commenced or threatened, or any claim whatsoever, and any claims whatsoever, and any and all amounts paid in settlement of any claim or litigation), as and when incurred, arising out of, based upon, or in connection with any misrepresentation or breach of any warranty made by the Purchaser contained in any Operative Document. The foregoing agreement to indemnify shall be in addition to any liability the Purchaser may otherwise have, including without limitation liabilities arising out of any Operative Document.

         SECTION 6.3 Method of Asserting Claims. In the event that any claim or demand for which the Seller could be liable to a Purchaser Indemnitee hereunder is asserted or sought to be collected from a Purchaser Indemnitee by a third party, the Purchaser Indemnitee shall promptly notify the Seller in writing of such claim or demand, specifying the nature of such claim or demand and the amount or estimated amount thereof to the extent then feasible, which estimate shall not be conclusive of the final amount of such claim and demand (the "Claim Notice"). The Seller shall have 20 days from the date that such Claim Notice is made hereunder (the "Notice Period") to notify the Purchaser Indemnitee in writing (A) whether or not it disputes its liability to the Purchaser Indemnitee hereunder with respect to such claim or demand, and (B) notwithstanding any such dispute, whether or not it desires, at its sole cost and expense, to defend the Purchaser Indemnitee against such claim or demand.

                    (a) If the Seller disputes its liability with respect to such claim or demand or the amount thereof (whether or not the Seller desires to defend the Purchaser Indemnitee against such claim or demand as provided in subsections (b) and (c) below), such dispute shall be resolved in compliance with Section 6.5. Pending the resolution of any dispute by the Seller of its liability with respect to any claim or demand, such claim or demand shall not be settled without the prior written consent of the Purchaser Indemnitee.

                    (b) In the event that the Seller notifies the Purchaser Indemnitee within the Notice Period that it desires to defend the Purchaser Indemnitee against such claim or demand then, except as hereinafter provided, the Seller shall have the right to defend the Purchaser Indemnitee by appropriate proceedings, which proceedings shall be promptly settled or prosecuted by it to a final conclusion in such a manner as to avoid any risk of the Purchaser Indemnitee becoming subject to liability for any other matter; provided, however, that the Seller shall not, without the prior written consent of the Purchaser Indemnitee, consent to the entry of any judgment against the Purchaser Indemnitee or enter into any settlement or compromise which does not include, as an unconditional term thereof, the giving by the claimant or plaintiff to the Purchaser Indemnitee of a release, in form and substance satisfactory to the Purchaser Indemnitee, from all liability or obligations in respect of such claim or litigation. If the Purchaser Indemnitee desires to participate in, but not control, any such defense or settlement, it may do so at its sole cost and expense through counsel of its choice. If, in the reasonable opinion of the Purchaser Indemnitee, any such claim or demand or the litigation or resolution of any such claim or demand involves an issue or matter which could have a material adverse effect on the business, operations, assets, properties, or prospects of the Purchaser Indemnitee, then the Purchaser Indemnitee shall have the right to control the defense or settlement of any such claim or demand and its reasonable costs and expenses shall be included as part of the indemnification obligation of the Seller hereunder; provided, however, that the Purchaser Indemnitee shall not settle any such claim or demand without the prior written consent of the Seller, which consent shall not be unreasonably delayed or withheld. If the Purchaser Indemnitee should elect to exercise such right, the Seller shall have the right to participate in, but not control, the defense or settlement of such claim or demand at its sole cost and expense.

                    (c) (i) If the Seller elects not to defend the Purchaser Indemnitee against such claim or demand, whether by not giving the Purchaser Indemnitee timely notice as provided above or otherwise, then the amount of any such claim or demand, or, if the same may be defended by the Seller or by the Purchaser Indemnitee (but the Purchaser Indemnitee shall not have any obligation to defend any such claim or demand), then that portion thereof as to which such defense is unsuccessful, in each case shall be conclusively deemed to be a liability of the Seller hereunder unless the Seller has disputed its liability to the Purchaser Indemnitee as provided in subsection (a) above, in which case such dispute shall be resolved as provided in
         Section 6.5.

                            (ii) In the event that a Purchaser Indemnitee should
                    have a claim or demand against the Seller that does not involve a claim or demand being asserted or sought to be collected from it by a third party, the Purchaser Indemnitee shall promptly send a Claim Notice with respect to such claim to the Seller. If the Seller disputes its liability with respect to such claim or demand, such dispute shall be resolved in accordance with Section 6.5; if the Seller does not notify the Purchaser Indemnitee within the Notice Period that it disputes such claim, the amount of such claim shall be conclusively deemed a liability of the Seller hereunder.

                    (d) All claims for indemnification by a Seller Indemnitee hereunder shall be asserted and resolved utilizing the procedures set forth above, substituting in the appropriate place "Seller Indemnitee" for "Purchaser Indemnitee" and variations thereof and "Purchaser" for "Seller."

         SECTION 6.4 Payment. Upon the determination of the liability under
Section 6.1, 6.2, or 6.3, the appropriate party shall pay to the other, as the case may be, within 10 days after such determination, the amount of any claim for indemnification made hereunder. In the event that the indemnified party is not paid in full for any such claim pursuant to the foregoing provisions promptly after the other party's obligation to indemnify has been determined in accordance herewith, it shall have the right, notwithstanding any other rights that it may have against any other person or entity, to setoff the unpaid amount of any such claim against any amounts owed by it under any of the Operative Documents. Upon the payment in full of any claim, either by setoff or otherwise, the entity making payment shall be subrogated to the rights of the indemnified party against any person or entity with respect to the subject matter of such claim.

         SECTION 6.5 Mediation. Subject to Section 6.6, the parties hereto agree to attempt in good faith to resolve any controversy or claim arising out of or relating to this Agreement or any of the Operative Documents by mediation in such manner as shall be chosen by the parties hereto; provided, however, that nothing shall prevent the parties from settling any dispute by mutual agreement at any time; and provided further, however, that either party hereto shall be entitled to litigate any such dispute before a court of competent jurisdiction, except as otherwise provided herein, in the event that such dispute is not resolved in such mediation within 30 days after such mediation commences.

         SECTION 6.6 Other Rights and Remedies Not Affected. The indemnification rights of the parties hereunder are independent of and in addition to such rights and remedies as the parties may have at law or in equity or otherwise for any misrepresentation, breach of warranty, or failure to fulfill any agreement or covenant hereunder on the part of any party hereto, including without limitation the right to seek specific performance, rescission, or restitution, none of which rights or remedies shall be affected or diminished hereby.

                                  ARTICLE VII.

                                  Miscellaneous

         SECTION 7.1 Further Actions. At any time and from time to time, each party agrees, at its or his expense, to take such actions and to execute and deliver such documents as may be reasonably necessary to effectuate the purposes of this Agreement.

         SECTION 7.2 Availability of Equitable Remedies. Since a breach of the provisions of this Agreement may not adequately be compen sated by money damages, any party shall be entitled, in addition to any other right or remedy available to it, to an injunction restraining such breach or a threatened breach and to specific performance of any such provision of this Agreement, and in either case no bond or other security shall be required in connection therewith, and the parties hereby consent to the issuance of such an injunction and to the ordering of specific performance.

         SECTION 7.3 Survival. The covenants, agreements, representations, and warranties contained in or made pursuant to this Agreement shall survive the Closing and any delivery of any purchase price by the Purchaser, irrespective of any investigation made by or on behalf of any party, as follows:

                    (a) the representations and warranties of the Seller relating to Taxes, ERISA, the Foreign Corrupt Practices Act, and environmental laws, rules and regulations shall survive until the expiration of the applicable statute of limitation;

                    (b) all other representations and warranties contained herein shall survive the Closing when made for a period of two (2) calendar years after such Closing; and

                    (c) all other provisions of the Operative Documents shall survive until the expiration of the applicable statute of limitations.

         SECTION 7.4 Modification. This Agreement and the Exhibits and Schedules hereto and the other Operative Documents set forth the entire understanding of the parties with respect to the subject matter hereof, supersede all existing agreements among them concerning such subject matter, and may be modified only by a written instrument duly executed by each party (except as otherwise provided in Section 7.5).

         SECTION 7.5 Notices. Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be mailed by certified mail, return receipt requested (in which case it shall be deemed to be given five days after mailing) or by Federal Express, Express Mail, or similar overnight delivery or courier service (in which case it will be deemed to be given upon actual receipt by the recipient) or delivered (in person or by telecopy, telex, or similar telecommunications equipment) against receipt to the party to whom it is to be given at the address of such party set forth below (or to such other address as the party shall have furnished in writing in accordance with the provisions of this Section 7.5):

         If to the Purchaser:

                    ContiWest Corporation
                    277 Park Avenue
                    38th Floor
                    New York, New York 10172
                    Attn: Chief Counsel
                    Fax: 212-207-2937

         With a copy to:

                    Thacher Proffitt & Wood
                    Two World Trade Center
                    New York, New York 10172
                    Attn: Lauris G. L. Rall, Esq.
                    Fax: 212-912-7751

         If to the Seller:

                    Crown NorthCorp, Inc.
                    1251 Dublin Road
                    Columbus, Ohio 43215
                    Attn:   Stephen W. Brown, Esq.
                    Fax:    614-488-9780

         With a copy to:

                    Powell, Goldstein, Frazer & Murphy LLP
                    191 Peachtree Street, N.E.
                    Atlanta, Georgia 30303
                    Attn:   Jonathan R. Shils, Esq.
                    Fax:    404-572-6999

         SECTION 7.6 Waiver. Any waiver by any party of a breach of any term of this Agreement shall not operate as or be construed to be a waiver of any other breach of that term or of any breach of any other term of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions will not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. Any waiver must be in writing.

         SECTION 7.7 Binding Effect. The provisions of this Agreement shall be binding upon and inure to the benefit of the Seller, the Purchaser, and their respective successors and assigns, and shall inure to the benefit of each Purchaser Indemnitee, Seller Indemnitee, and their respective successors and assigns (if not a natural person) and his assigns, heirs, and personal representatives (if a natural person).

         SECTION 7.8 No Third Party Beneficiaries. This Agreement does not create, and shall not be construed as creating, any rights enforceable by any person not a party to this Agreement (except as provided in Section 7.7).

         SECTION 7.9 Separability. If any provision of this Agreement is invalid, illegal, or unenforceable, the balance of this Agreement shall remain in effect, and if any provision is inapplicable to any person or circum stance, it shall nevertheless remain applicable to all other persons and circumstances.

         SECTION 7.10 Headings. The headings in this Agreement are solely for convenience of reference and shall be given no effect in the construction or interpretation of this Agreement.

         SECTION 7.11 Counterparts; Governing Law. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. It shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to conflict of laws.

         SECTION 7.12 Assignments. This Agreement may be assigned by operation of law without the consent of any party hereto. This Agreement may be assigned by the Purchaser to its affiliate without the consent of the Seller. This Agreement may not otherwise be assigned by any party hereto without the prior written consent of the other party hereto, which consent shall not be unreasonably delayed or withheld.

         SECTION 7.13 Termination of Prior Agreement. The parties hereto hereby irrevocably terminate that certain Stock Purchase Agreement, dated as of October 2, 1997, between and among the Seller and the Purchaser, and agree that such Stock Purchase Agreement shall be of no force and effect whatsoever.

         IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first written above.


                                        CONTIWEST CORPORATION

[SEAL]

                                        By:  ___________________________________
                                             Name:
                                             Title: Authorized Signatory


                                        By:  ___________________________________
                                             Name:
                                             Title: Authorized Signatory


                                        CROWN NORTHCORP, INC.


[SEAL]

                                        By:  ___________________________________
                                             Name:
                                             Title:

                                                                       EXHIBIT A

                                 FORM OF WARRANT



                          [See Exhibit E of this 13D]

                                                                       EXHIBIT B

                         SELLER'S OFFICER'S CERTIFICATE

         Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed thereto in that certain Stock Purchase Agreement, dated as of March ____, 1998, between and among ContiWest Corporation and Crown NorthCorp, Inc. (the "Stock Purchase Agreement").

         The undersigned, being the Chairman of the Board and Chief Executive Officer of CROWN NORTHCORP, INC., a Delaware corporation (the "Seller"), DOES HEREBY CERTIFY, in the name and on behalf of the Company, as follows:

         1. All representations and warranties of the Seller contained in
Article II of the Stock Purchase Agreement are true and correct as of the date hereof.

         2. As of the date hereof, the Seller has performed and complied with all covenants and agreements, and satisfied all conditions required to be performed and complied with, by the Seller at or before the date hereof by the Stock Purchase Agreement.

         IN WITNESS WHEREOF, the undersigned has set his hand hereunto, in the name and on behalf of the Company, as of March ____, 1998.


CROWN NORTHCORP, INC.


By:  ___________________________________
     Ronald E. Roark
     Chairman of the Board and
     Chief Executive Officer

                                                                       EXHIBIT C

                        PURCHASER'S OFFICER'S CERTIFICATE

         Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed thereto in that certain Stock Purchase Agreement, dated as of March ____, 1998, between and among ContiWest Corporation and Crown NorthCorp, Inc. (the "Stock Purchase Agreement").

         Each of the undersigned, each being an Authorized Signatory of CONTIWEST CORPORATION, a Nevada corporation (the "Purchaser"), DOES HEREBY CERTIFY, in the name and on behalf of the Purchaser, as follows:

         1. As of the date hereof, all representations and warranties of the Purchaser contained in Article III of the Stock Purchase Agreement are true and correct as of the date hereof.

         2. As of the date hereof, the Purchaser has performed and complied with all covenants and agreements, and satisfied all conditions required to be performed and complied with, by the Purchaser at or before the date hereof by the Stock Purchase Agreement.

         3. The Purchaser is an "accredited investor," as defined in Rule 501(a) under the Securities Act, because it is a corporation with assets in excess of $5,000,000.

         4. The Purchaser is purchasing the Closing Share for its own account, for investment purposes only, and without a view toward the resale or distribution thereof.

         5. The Purchaser's chief executive office and principal place of business is located in the State of New York.

         6. The Seller has made available to the Purchaser a reasonable time before the Closing the opportunity to ask questions of and receive answers concerning the Seller and the terms and conditions of the transaction to be consummated at the Closing.



         IN WITNESS WHEREOF, the undersigned has set his hand hereunto, in the name and on behalf of the Company, as of March ____, 1998.


                                        CONTIWEST CORPORATION


                                        By:  ___________________________________
                                             Name:
                                             Title: Authorized Signatory


                                        By:  ___________________________________
                                             Name:
                                             Title: Authorized Signatory

                  This VOTING AGREEMENT, dated as of March __, 1998, is between and among RONALD E. ROARK, an individual with an office at 1251 Dublin Road, Columbus, Ohio 43215 ("Roark"), TUCKER HOLDING COMPANY, LTD., an Ohio limited liability company with an office at 1251 Dublin Road, Columbus, Ohio 43215 ("Tucker"), CONTIWEST CORPORATION, a Nevada corporation with an office at 277 Park Avenue, 38th Floor, New York, New York 10172 ("Conti"), and HARBERT EQUITY FUND I, L.L.C., a Georgia limited liability company with an office at One Riverchase Parkway South, Birmingham, Alabama 35244 ("Harbert").


W I T N E S S E T H :


                  WHEREAS, Roark and Tucker (collectively, the "Tucker Parties") beneficially own shares of the Common Stock, par value $.01 per share (the "Stock"), of Crown NorthCorp, Inc., a Delaware corporation (the "Company"); and

                  WHEREAS, Conti intends to acquire the Series BB Convertible Preferred Stock, par value $.01 per share, of the Company (the "Series BB Preferred Stock") pursuant to that certain Stock Purchase Agreement, dated as of even date herewith, between and among Conti and the Company (the "Stock Purchase Agreement"); and

                  WHEREAS, Harbert beneficially owns shares of the Common Stock and the Series AA Convertible Preferred Stock, par value $.01 per share, of the Company (the "Series AA Preferred Stock"), and has rights to designate a number of individuals for election as directors of the Company pursuant to that certain Stock Purchase Agreement, dated as of March 7, 1997, between and among the Company and Harbert, as amended to date (as so amended, the "Harbert Stock Purchase Agreement") and pursuant to the Certificate of Designation establishing the Series AA Preferred Stock, as filed with the Secretary of State of the State of Delaware on January 21, 1988 (the "Series AA Certificate of Designation"); and

                  WHEREAS, Harbert and the Roark Parties are parties to that certain Voting Agreement, dated as of March 7, 1997, between and among Harbert, Roark, and Tucker, as amended to date (as so amended, the "Harbert Voting Agreement"), whereby (i) each of the Tucker Parties has agreed, among other things, to vote its shares in accordance with the provisions of the Harbert Voting Agreement to more fully effectuate certain provisions of the Harbert Stock Purchase Agreement and the Series AA Certificate of Designation, under which Harbert is entitled to designate a number of individuals for election as directors of the Company, and for other purposes, and (ii) Harbert and its affiliates have agreed, among other things, to vote its shares in accordance with the provisions of the Harbert Voting Agreement for the continued election of Roark as a Director of the Company; and

                  WHEREAS, Conti desires that each of the Tucker Parties and Harbert agree to vote its shares in accordance with the provisions of this Agreement to more fully effectuate certain provisions of the Certificate of Designation establishing the Series BB Preferred Stock, as filed with the Secretary of State of the State of Delaware on March __, 1998 (the "Certificate of Designation"), under which Conti is entitled to designate one individual for election as a director of the Company; and

                  WHEREAS, Harbert desires that Conti vote its shares in accordance with the provisions of this Agreement to more fully effectuate certain provisions of the Harbert Stock Purchase Agreement and the Series AA Certificate of Designation, under which Harbert is entitled to designate a number of individuals for election as a director of the Company; and

                  WHEREAS, the Tucker Parties desire that Conti and its affiliates agree to vote their shares in accordance with the provisions of this Agreement for the continued election of Roark as a director of the Company;

                  NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the adequacy, sufficiency, and receipt of which are hereby acknowledged, the parties agree as follows:

                  SECTION 1. Defined Terms. Capitalized terms used herein but not otherwise defined herein shall have the meaning ascribed thereto in the Stock Purchase Agreement.

                  SECTION 2. Voting Agreement of the Tucker Parties With Respect to Conti. Each of the Tucker Parties, severally and not jointly, agrees:

To vote all shares of securities issued by the Company and entitled to vote in the election of directors ("Voting Securities") beneficially owned by him or it for the election of such nominee for election as a director of the Company as Conti is entitled to designate pursuant to the Certificate of Designation;

To cause (x) each of the members of Roark's immediate family, (y) each entity controlled by any Tucker Party, and (z) each trust of which Roark is a grantor (collectively, the "Roark Affiliates"), to vote all Voting Securities beneficially owned by him, her, or it for the election as a director of the Company of such nominee for election as a director of the Company as Conti is entitled to designate for nomination as such pursuant to the Certificate of Designation;

In the event a director so designated for nomination by Conti ceases to be a director for any reason before his term expires, to vote all shares of Voting Securities beneficially owned by him or it in favor of another person designated by Conti for election as a director of the Company to the extent Conti is then entitled to designate another person for election as a director of the Company pursuant to the Certificate of Designation; and

(d) In the event a director of the Company so designated for nomination by Conti ceases to be a director of the Company for any reason before his or her term expires, to cause each of the Roark Affiliates to vote all shares of Voting Securities owned by him, her, or it in favor of another individual designate for nomination by Conti for election as a director of the Company to the extent that Conti is then entitled to designated another person for election as a director of the Company pursuant to the Certificate of Designation.

                  Notwithstanding the foregoing, however, to the extent that the Tucker Parties beneficially own, but collectively do not possess the sole power to vote or direct the voting of any such Voting Securities from time to time (the shares as to which the Tucker Parties do not so possess such voting power being referred to herein as "Non-Exclusive Tucker Shares"), they shall be obligated to use their reasonable commercial efforts to cause such Non-Exclusive Tucker Shares to be voted in compliance with the foregoing.

                  SECTION 3. Voting Agreement of Conti With Respect to Roark. Conti agrees:

To vote all shares of Voting Securities beneficially owned by it for the election of Roark as a director of the Company;

To cause each Person controlling it, controlled by it, or under common control with it (collectively, the "Conti Affiliates") to vote all shares of Voting Securities owned by him, her, or it for the election of Roark as a director of the Company;

In the event that Roark ceases to be a director for any reason before his term as such expires, to vote all shares of Voting Securities beneficially owned by it in favor of another individual nominated by Roark or, in the event of Roark's death or incapacity, his heirs, legatees, executors, successors, guardians, legal representatives, or administrators, as the case may be, beneficially owning at least a majority of the Voting Securities beneficially owned by Roark immediately prior to his death or incapacity, for election as a director of the Company; and

(d) In the event that Roark ceases to be a director of the Company for any reason before his term as such expires, to cause each of the Conti Affiliates to vote all shares of Voting Securities owned by him, her, or it in favor of another individual nominated by Roark or, in the event of Roark's death or incapacity, his heirs, legatees, executors, successors, guardians, legal representatives, or administrators, as the case may be, beneficially owning at least a majority of the Voting Securities beneficially owned by Roark immediately prior to his death or incapacity, for election as a director of the Company.

                  Notwithstanding the foregoing, however, to the extent that Conti and the Conti Affiliates (collectively, the "Conti Parties") collectively beneficially own but do not possess the sole power to vote or direct the voting of any such Voting Securities from time to time (the shares as to which the Conti Parties do not so possess such voting power being referred to herein as "Non-Exclusive Conti Shares"), then Conti shall be obligated to use its reasonable commercial efforts to cause such Non-Exclusive Conti Shares to be voted in compliance with the foregoing.

                  SECTION 4. Voting Agreement of Harbert With Respect to Conti. Harbert agrees:

To vote all shares of Voting Securities beneficially owned by it for the election as a director of the Company of such nominee for election as a director of the Company as Conti is entitled to designate for nomination as such pursuant to the Certificate of Designation;

To cause each Person controlling it, controlled by it, or under common control with it (collectively, the "Harbert Affiliates") to vote all shares of Voting Securities beneficially owned by him, her, or it for the election as a director of the Company of such nominee for election as a director of the Company as Conti is entitled to designate for nomination as such pursuant to the Certificate of Designation;

In the event a director of the Company so designated for nomination by Conti ceases to be a director of the Company for any reason before his or her term as such expires, to vote all shares of Voting Securities owned by it in favor of another individual designated for nomination by Conti for election as a director of the Company to the extent Conti is then entitled to designate such other individual for nomination for election as a director of the Company pursuant to the Certificate of Designation; and

In the event a director of the Company so designated for nomination by Conti ceases to be a director of the Company for any reason before his or her term as such expires, to cause each of the Harbert Affiliates to vote all shares of Voting Securities owned by him, her, or it in favor of another individual designated for nomination by Conti for election as a director of the Company to the extent Conti is then entitled to designate such other individual for nomination as a director of the Company pursuant to the Certificate of Designation.

Notwithstanding the foregoing, however, to the extent that Harbert and the Harbert Affiliates collectively beneficially own but do not possess the sole power to vote or direct the voting of any such Voting Securities from time to time (the shares as to which Harbert and the Harbert Affiliates do not so possess such voting power being referred to herein as "Non-Exclusive Harbert Shares"), they shall be obligated to use their reasonable best efforts to cause such Non-Exclusive Harbert Shares to be voted in compliance with the foregoing.

                  SECTION 5. Voting Agreement of Conti With Respect to Harbert. Conti agrees:

To vote all shares of Voting Securities beneficially owned by it for the election as a director of the Company of such nominees for election as a director of the Company as Harbert is entitled to designate for nomination as such pursuant to the Harbert Stock Purchase Agreement, the Series AA Certificate of Designation, or both, as the case may be;

To cause each of the Conti Affiliates to vote all shares of Voting Securities beneficially owned by him, her, or it for the election as a director of the Company of such nominees for election as a director of the Company as Harbert is entitled to designate for nomination as such pursuant to the Harbert Stock Purchase Agreement, the Series AA Certificate of Designation, or both, as the case may be;

In the event a director of the Company so designated for nomination by Harbert ceases to be a director of the Company for any reason before his or her term as such expires, to vote all shares of Voting Securities owned by it in favor of another individual designated for nomination by Harbert for election as a director of the Company to the extent Harbert is then entitled to designate such other individual for nomination for election as a director of the Company pursuant to the Harbert Stock Purchase Agreement or the Series AA Certificate of Designation, as the case may be; and

In the event a director of the Company so designated for nomination by Harbert ceases to be a director of the Company for any reason before his or her term as such expires, to cause each of the Conti Affiliates to vote all shares of Voting Securities owned by him, her, or it in favor of another individual designated for nomination by Harbert for election as a director of the Company to the extent Harbert is then entitled to designate such other individual for nomination as a director of the Company pursuant to the Harbert Stock Purchase Agreement or the Series AA Certificate of Designation, as the case may be.

Notwithstanding the foregoing, however, to the extent that Conti and the Conti Affiliates collectively beneficially own but do not possess the sole power to vote or direct the voting of any such Voting Securities from time to time , they shall be obligated to use their reasonable commercial efforts to cause such Non-Exclusive Conti Shares to be voted in compliance with the foregoing.

                  SECTION 6. Legends. Within thirty days after (i) with respect to Voting Securities currently beneficially owned by them, the date hereof, and
(ii) with respect to Voting Securities of which they subsequently acquire beneficial ownership, the date of such acquisition, the Tucker Parties, Conti, and Harbert will, and the Tucker Parties will cause the Roark Affiliates to, and Conti will cause the Conti Affiliates to, and Harbert will cause the Harbert Affiliates to, deliver certificates representing the Voting Securities beneficially owned by them to the Company for imprinting with the following legend (which legend shall be removed, with respect to any of such Voting Securities, upon the sale, assignment, or other transfer of such Voting Securities to a Person not subject to the purview of this Agreement):

"The shares of such Voting Securities represented by this certificate are subject to restrictions on voting, as provided in a Voting Agreement dated as of March __, 1998, between and among ContiWest Corporation, Tucker Holding Company, Ltd., Ronald E. Roark, and Harbert Equity Fund I, L.L.C., a copy of which is on file with the Secretary of the Company."

                  SECTION 7. Secretary to Retain Copy. A copy of this Agreement shall be filed with the Secretary of the Company.

                  SECTION 8. Stock Changes. The provisions of this Agreement shall be deemed to apply equally to any share of Stock or other securities distributed in respect of shares of Stock.

                  SECTION 9. Further Actions. At any time and from time to time each party agrees, at its or his expense, to take such actions and to execute and deliver such documents as may be reasonably necessary to effectuate the purposes of this Agreement.

                  SECTION 10. Availability of Equitable Remedies. Since a breach of the provisions of this Agreement could not adequately be compen sated by money damages, any party shall be entitled, in addition to any other right or remedy available to him, to an injunction restraining such breach or a threatened breach and to specific performance of any such provision of this Agreement, and in either case no bond or other security shall be required in connection therewith, and the parties hereby consent to such injunction and to the ordering of specific performance.

                  SECTION 11. Modification. This Agreement sets forth the entire understanding of the parties with respect to the subject matter hereof and supersedes all existing agreements among them concerning such subject matter (except for the Harbert Voting Agreement), and may be modified only by a written instrument duly executed by each party.

                  SECTION 12. Notices. Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be mailed by certified mail, return receipt requested or delivered against receipt to the party to whom it is to be given at the address of such party set forth in the preamble to this Agreement. Except as otherwise specifically provided in this Agreement, any notice given by certified mail shall be deemed given at the time of certification thereof except for a notice changing a party's address which shall be deemed given at the time of receipt thereof.

                  SECTION 13. Waiver. Any waiver by any party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. Any waiver must be in writing.

                  SECTION 14. Binding Effect. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and the respective successors and assigns of the corporate parties hereto and the respec tive assigns, heirs, and personal representatives of the individual parties hereto.

                  SECTION 15. No Third Party Beneficiaries. This Agreement does not create, and shall not be construed as creating, any rights enforceable by any person not a party to this Agreement.

                  SECTION 16. Separability. If any provision of this Agreement is invalid, illegal, or unenforceable, the balance of this Agreement shall remain in effect, and if any provision is inapplicable to any person or circum stance, it shall nevertheless remain applicable to all other persons and circumstances.

                  SECTION 17. Headings. The headings in this Agreement are solely for convenience of reference and shall be given no effect in the construction or interpretation of this Agreement.

                  SECTION 18. Pronouns. Any masculine personal pronoun shall be considered to mean the corresponding feminine or neuter personal pronoun, as the context requires.

                  SECTION 19. Counterparts; Governing Law. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. It shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to conflict of laws.

                  IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first written above.


                  TUCKER HOLDING COMPANY, LTD.



                  By:    _______________________________
                         Name:  Ronald E. Roark
                         Title: Managing Member




                         RONALD. E. ROARK


                         CONTIWEST CORPORATION



                  By:    _______________________________
                         Name:
                         Title: Authorized Signatory


                  By:    _______________________________
                         Name:
                         Title: Authorized Signatory



                                   HARBERT EQUITY FUND I, L.L.C.
                                   By: Harbert Management Corporation, Manager



                                   By:  _______________________________
                                        Name:
                                        Title:

March __, 1998

Crown NorthCorp, Inc.
1251 Dublin Road
Columbus, Ohio 43215

Ladies and Gentlemen:

         As you know, we have the right to nominate one individual for election as a director of Crown NorthCorp, Inc., a Delaware corporation (the "Company"), pursuant to the Certificate of Designation establishing the Series BB Convertible Preferred Stock, par value $.01 per share, of the Company, as filed with the Secretary of State of the State of Delaware on March __, 1998 (the "Certificate of Designation"). We hereby agree to nominate Scott M. Mannes for election as a director of the Company pursuant to the Certificate of Designation from and after the date hereof until we have appointed in writing a successor to replace Mr. Mannes, for so long as (i) we are so entitled to nominate an individual for election as a Director of the Company pursuant to the Certificate of Designation, and (ii) Mr. Mannes is not disqualified from such nomination pursuant to the Certificate of Designation.

         Moreover, at the time when we are no longer entitled to nominate one individual for election as a director of the Company pursuant to the Certificate of Designation, we agree to promptly cause any individual so nominated by us who then is serving as a director of the Company to promptly resign as a director of the Company.

                                        CONTIWEST CORPORATION



                                        By:  ___________________________________
                                             Name:
                                             Title: Authorized Signatory



                                        By:  ___________________________________
                                             Name:
                                             Title: Authorized Signatory

                                     WARRANT


W-__                                                        March 3, 1998

                  The securities represented by this Warrant and issuable upon exercise hereof have not been registered or qualified under the Securities Act of 1933, as amended (the "1933 Act"), or under the provisions of any applicable state securities laws, but have been acquired by the registered holder hereof for purposes of investment and in reliance on statutory exemptions under the 1933 Act and under any applicable state securities laws. These securities and the securities issued upon exercise hereof may not be sold, pledged, transferred or assigned, nor may this Warrant be exercised, except in a transaction which is exempt under provisions of the 1933 Act and any applicable state securities laws or pursuant to an effective registration statement; and in the case of an exemption, only if the Company has received an opinion of counsel satisfactory to the Company that such transaction does not require registration of any such securities.

            WARRANT TO PURCHASE UP TO 200,000 SHARES OF COMMON STOCK

                  1. Grant of Warrant

                  2. Subject to the provisions of this Warrant including, without limitation, Section 1 (c), Crown NorthCorp, Inc., a Delaware corporation (the "Company"), hereby agrees that CONTIWEST CORPORATION or its successors or permitted assigns (the "Holder") is entitled, subject to the provisions of this Warrant, to purchase from the Company, at any time or from time to time, during the period commencing on the date hereof, up to 200,000 fully paid and non-assessable shares of Common Stock at a price of $2.00 per share (the "Exercise Price").

                  3. The term "Common Stock" means the Common Stock, par value $.01 per share, of the Company as constituted on March 3, 1998 (the "Grant Date"), together with any other equity securities that may be issued by the Company in substitution therefor. The number of shares of Common Stock to be received upon the exercise of this Warrant may be adjusted from time to time as hereinafter set forth. The shares of Common Stock deliverable upon such exercise, and as adjusted from time to time, are hereinafter referred to as "Warrant Stock." The term "Company" means and includes the corporation named above as well as (i) any successor corporation resulting from the merger or consolidation of such corporation with another corporation, or (ii) any corporation to which such corporation has transferred its property or assets as an entirety or substantially as an entirety.

                  Notwithstanding any provision of this Warrant to the contrary, the Holder's rights to purchase Warrant Shares hereunder shall vest and expire in accordance with the following schedule, with the effect that the Holder shall not have the right to purchase any Warrant Shares with respect to which such rights have not vested in accordance with the following schedule or with respect to which such rights have terminated in accordance with the following schedule:

                           (i) The Holder shall have the right to purchase 20,000 shares of the Common Stock, as adjusted pursuant hereto, commencing upon the release date of the first

         Annual Report on Form 10-KSB of the Company released after the Grant Date reporting that the Company has been profitable for any of its fiscal years occurring after the Company's fiscal year ended December 31, 1997, which right shall terminate at 5:00 p.m., E.S.T., on the date that is one year after the date that such right so vests.

                  The Holder shall have the right to purchase an additional 20,000 shares of the Common Stock, as adjusted pursuant hereto, commencing upon the release date of the first Annual Report on Form 10-KSB of the Company released after the Grant Date reporting that the Company has been profitable for any of its fiscal years occurring after the Company's fiscal year ended December 31, 1997, provided that the credit facility created under that certain Program Agreement, dated as of July 1, 1997, between the Company and ContiTrade Services L.L.C. (the "Warehouse Facility") has not then been cancelled, terminated, not renewed, or substantially reduced by ContiTrade Services L.L.C. ("Conti") (unless such action results from a default or material breach of such credit facility by the Company) which right shall terminate at 5:00 p.m., E.S.T., on the date that is one year after the date that such right so vests.

                  The Holder shall have the right to purchase an additional 20,000 shares of the Common Stock, as adjusted pursuant hereto, commencing upon the release date of the first Annual Report on Form 10-KSB of the Company released after the Grant Date reporting that the Company had earnings per share of the Common Stock of at least 15 cents during any of its fiscal years occurring after the Company's fiscal year ended December 31, 1997, which right shall terminate at 5:00 p.m., E.S.T., on the date that is one year after the date that such right so vests.

                  The Holder shall have the right to purchase an additional 20,000 shares of the Common Stock, as adjusted pursuant hereto, commencing upon the release date of the first Annual Report on Form 10-KSB of the Company released after the Grant Date reporting that the Company had earnings per share of the Common Stock of at least 15 cents during any of its fiscal years occurring after the Company's fiscal year ended December 31, 1997, provided that the Warehouse Facility has not then been cancelled, terminated, not renewed, or substantially reduced by Conti (unless such action results from a default or material breach of such credit facility by the Company), which right shall terminate at 5:00 p.m., E.S.T., on the date that is one year after the date that such right so vests.

                  The Holder shall have the right to purchase an additional 20,000 shares of the Common Stock, as adjusted pursuant hereto, commencing upon the release date of the first Annual Report on Form 10-KSB of the Company released after the Grant Date reporting that the Company had earnings per share of the Common Stock of at least 30 cents during any of its fiscal years occurring after the Company's fiscal year ended December 31, 1997, which right shall terminate at 5:00 p.m., E.S.T., on the date that is one year after the date that such right so vests.

                  The Holder shall have the right to purchase an additional 20,000 shares of the Common Stock, as adjusted pursuant hereto, commencing upon the release date of the first Annual Report on Form 10-KSB of the Company released after the Grant Date reporting that the Company had earnings per share of the Common Stock of at least 30 cents during any of its fiscal years occurring after the Company's fiscal year ended December 31, 1997, provided that the Warehouse Facility has not the been cancelled, terminated, not renewed, or substantially reduced by Conti

(unless such action results from a default or material breach of such credit facility by the Company), which right shall terminate at 5:00 p.m., E.S.T., on the date that is one year after the date that such right so vests.

                  The Holder shall have the right to purchase an additional 20,000 shares of the Common Stock, as adjusted pursuant hereto, commencing upon the release date of the first Annual Report on Form 10-KSB of the Company released after the Grant Date reporting that the Company had earnings per share of the Common Stock of at least 40 cents during any of its fiscal years occurring after the Company's fiscal year ended December 31, 1997, which right shall terminate at 5:00 p.m., E.S.T., on the date that is one year after the date that such right so vests.

                  The Holder shall have the right to purchase an additional 20,000 shares of the Common Stock, as adjusted pursuant hereto, commencing upon the release date of the first Annual Report on Form 10-KSB of the Company released after the Grant Date reporting that the Company had earnings per share of the Common Stock of at least 40 cents during any of its fiscal years occurring after the Company's fiscal year ended December 31, 1997, provided that the Warehouse Facility has not then been cancelled, terminated, not renewed, or substantially reduced by Conti (unless such action results from a default or material breach of such credit facility by the Company), which right shall terminate at 5:00 p.m., E.S.T., on the date that is one year after the date that such right so vests.

                  The Holder shall have the right to purchase an additional 20,000 shares of the Common Stock, as adjusted pursuant hereto, commencing upon the release date of the first Annual Report on Form 10-KSB of the Company released after the Grant Date reporting that the Company had earnings per share of the Common Stock of at least 50 cents during any of its fiscal years occurring after the Company's fiscal year ended December 31, 1997, which right shall terminate at 5:00 p.m., E.S.T., on the date that is one year after the date that such right so vests.

                  (x) The Holder shall have the right to purchase an additional 20,000 shares of the Common Stock, as adjusted pursuant hereto, commencing upon the release date of the first Annual Report on Form 10-KSB released after the Grant Date reporting that the Company had earnings per share of the Common Stock of at least 50 cents during any of its fiscal years occurring after the Company's fiscal year ended December 31, 1997, provided that the Warehouse Facility has not then been cancelled, terminated, not renewed, or substantially reduced by Conti (unless such action results from a default or material breach of such credit facility by the Company), which right shall terminate at 5:00 p.m. E.S.T., on the date that is one year after the date that such right so vests.

                  Notwithstanding any provision of this Warrant to the contrary, however, the rights granted hereunder and to vest pursuant to subsections (ii),
(iv), (vi), (viii), and (x) of Section 1(c), whether or not vested, shall irrevocably terminate in their entirety upon the first actual cancellation, termination, non-renewal, or substantial reduction of the Warehouse Facility by Conti (unless such action results from a default or material breach of such credit facility by the Company).

                  4. Exercise of Warrant. Subject to the limitations set forth in Sections 1(c) and 5 hereof, this Warrant may be exercised in whole or in part at any time or from time to time during the period commencing on the date hereof, to the extent permitted by Section 1(c) hereof, by presentation and surrender of this Warrant to the Company at its principal office, or at the office of its stock transfer agent, if any, with the Warrant Exercise Form attached hereto duly executed and accompanied by payment (either in cash, by certified or official bank check, payable to the order of the Company, or by wire transfer of immediately available funds to an account designated in writing by the Company) of the Exercise Price for the number of shares specified in such form. If this Warrant should be exercised in part only, the Company shall, upon surrender of this Warrant for cancellation, execute and deliver a new Warrant evidencing the rights of the Holder thereof to purchase the balance of the shares purchasable hereunder. Upon receipt by the Company of this Warrant, together with the Exercise Price, at its office, or by the stock transfer agent of the Company at its office, in proper form for exercise, the Holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of the Company shall then be closed or that certificates representing such shares of Common Stock shall not then be actually delivered to the Holder.

                  5. The Company will at all times reserve for issuance and delivery all shares of Common Stock issuable upon exercise of this Warrant. All such shares shall be duly authorized and, when issued upon such exercise, shall be validly issued, fully paid and non-assessable and free of all preemptive rights. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant, but the Company shall pay the Holder an amount equal to the applicable Exercise Price multiplied by such fraction in lieu of each fraction of a share otherwise called for upon any exercise of this Warrant.

                  6. Adjustments.

                  (a) Capital Adjustments. In case at any time or from time to time after the Grant Date the holders of Common Stock of the Company (or any shares of stock or other securities at the time receivable upon the exercise of this Warrant) shall have received, or, on or after the record date fixed for the determination of eligible shareholders, shall become entitled to receive, without payment therefor, other or additional stock or other securities or property by way of dividend (other than ordinary dividends payable in cash out of the Company's earnings), or other or additional stock or other securities or property (including cash) by way of stock-split, spin-off, reclassification, combination of shares, or similar corporate rearrangement, (other than additional shares of Common Stock of the Company, or any other stock or securities into which such Common Stock shall have been changed, or any other stock or securities convertible into or exchangeable for such Common Stock or such other stick or securities, issued as a stock dividend or stock-split, adjustments in respect of which shall be covered by the terms of Section 4(c) or 4(d)), then and in each such case Holder, upon the exercise hereof as provided herein, shall be entitled to receive the amounts of stock and other securities and property (including cash in the cases referred to above) which such Holder would hold on the date of such exercise if on the Grant Date he had been the holder of record of the number of shares of the Common Stock of the Company called for on the face of this Warrant, as adjusted in accordance herewith, and had thereafter, during the period from the Grant Date, to and including the date of such exercise, retained such shares and/or all other or additional stock and other securities and property (including cash in the cases referred to above) receivable by it as aforesaid during such period, giving effect to all adjustments called for during such period by Sections 4(a) and (b).

                  Adjustment for Reorganization, Consolidation, and Merger. In case of any reorganization of the Company (or any other corporation the stock or other securities of which are at the time receivable on the exercise of this Warrant) after the Grant Date, or in case, after such date, the Company (or any such other corporation) shall consolidate with or merge into another corporation or convey all or substantially all of its assets to another corporation, then and in each such case Holder, upon the exercise hereof as provided herein at any time after the consummation of such reorganization, consolidation, merger, or conveyance, shall be entitled to receive, upon the exercise of this Warrant, such stock, other securities, or other property that it would had received if such Holder had exercised this Warrant immediately prior to the consummation of such reorganization, consolidation, merger, or conveyance, all subject to further adjustment as provided in Sections 4(a), 4(c), and 4(d); in each case, the terms of this Warrant shall be applicable to the shares of stock or other securities or property receivable upon the exercise of this Warrant after such consummation.

                  Adjustment for Issue or Sale of Common Stock at Less than Purchase Price. In case at any time or from time to time on or after the Grant Date the Company shall issue or sell shares of its Common Stock (other than those excepted by Section 4(c)(6) and other than by subdivision or combination of the outstanding Common Stock) for a consideration per share less than the Exercise Price (or, if an adjusted Exercise Price shall be in effect by reason of an adjustment under this Section 4(c) or Section 4(d) as provided below, then less such adjusted Exercise Price), then (i) the Exercise Price then in effect shall be reduced to a number equal to the quotient of (x) the product obtained by multiplying the number of shares of Common Stock of the Company outstanding immediately prior to such issuance or sale by the Exercise Price (or, if an adjusted Exercise Price shall be in effect by reason of a previous adjustment under this Section 4(c) or Section 4(d), by such adjusted Exercise Price), divided by (y) the number of shares of Common Stock outstanding immediately after such purchase and sale, and (ii) in each such case Holder, upon the exercise hereof as provided herein, shall be entitled to receive, in lieu of the shares of Common Stock theretofore receivable upon the exercise of this Warrant, a number of shares of Common Stock determined by (I) dividing the Exercise Price then in effect, as adjusted as a result of such sale, into (II) the product obtained by multiplying the number of shares of Common Stock called for on the face of this Warrant, as adjusted in accordance herewith, by the Exercise Price in effect immediately prior to such adjustment caused by such purchase and sale.

                  For the purpose of this Section 4(c), the following paragraphs
(1) to (6) shall be applicable:

                  Issuance or Sale of Convertible Securities. In case at any time after the Grant Date the Company shall issue or sell any stock or other securities of the Company directly or indirectly convertible into or exchangeable for Common Stock ("Convertible Securities"), there shall be determined the price per share for which Common Stock is issuable upon the conversion or exchange thereof, such determination to be made by dividing (a) the total amount received or receivable by the Company as consideration for the issue or sale of such Convertible Securities, plus the minimum aggregate amount of additional consideration, if any, payable to the Company upon the conversion or exchange thereof by (b) the maximum number of shares of Common Stock of the Company issuable upon conversion or exchange of all of such Convertible Securities, and such issue or sale shall be deemed to be an issue or sale for cash (as of the date of issue or sale of such Convertible

Securities) of such maximum number of shares of Common Stock at the price per share so determined.

                  If such Convertible Securities shall by their terms provide for an increase or increases, with the passage of time, in the amount of additional consideration, if any, payable to the Company, or in the rate of exchange, upon the conversion or exchange thereof, the adjusted Exercise Price shall, forthwith upon any such increase becoming effective, be readjusted (but to no greater extent than originally adjusted) to reflect the same.

                  If any rights of conversion or exchange evidenced by such Convertible Securities shall expire without having been exercised, the adjusted Exercise Price shall forthwith be readjusted (but to no greater extent than originally adjusted) to be the adjusted Exercise Price which would have been in effect had an adjustment been made on the basis that the only shares of Common Stock issued or sold were those issued upon conversion or exchange of such Convertible Securities, and that they were issued or sold for the consideration actually received by the Company upon such conversion or exchange, plus the consideration, if any, actually received by the Company for the issue or sale of such of the Convertible Securities as were actually converted or exercised.

                  Grant of Rights or Options for Convertible Securities. In case any time after the Grant Date the Company shall grant any rights or options to subscribe for purchase or otherwise acquire Common Stock, there shall be determined the price per share for which Common Stock is issuable upon the exercise of such rights or options, such determination to be made by dividing
(a) the total amount, if any, received or receivable by the Company as consideration for the granting of such rights or options, plus the minimum aggregate amount of additional consideration payable to the Company upon the exercise of such rights or options, by (b) the maximum number of shares of Common Stock of the Company issuable upon the exercise of such rights or options; and the granting of such rights or options shall be deemed to be an issue or sale for cash (as of the date of the granting of such rights or options) of such maximum number of shares of Common Stock at the price per share so determined.

                  If such rights or options shall by their terms provide for an increase or increases, with the passage of time, in the amount of additional consideration payable to the Company upon the exercise thereof, the adjusted Exercise Price shall, forthwith upon any such increase becoming effective, be readjusted (but to no greater extent than originally adjusted) to reflect the same.

                  If such rights or options shall expire without having been exercised, the adjusted Exercise Price shall forthwith be readjusted (but to no greater extent than originally adjusted) to be the adjusted Exercise Price which would have been in effect had an adjustment been made on the basis that the only shares of the Common Stock so issued and sold were those issued or sold upon the exercise of such rights or options and that they were issued or sold for the consideration actually received by the Company upon such exercise, plus the consideration, if any, actually received by the Company for the granting of all such rights or options, whether or not exercised.

                  Grant of Rights or Options for Convertible Securities. In case at any time after the Grant Date the Company shall grant any rights or options to subscribe for, purchase, or otherwise acquire Convertible Securities, such Convertible Securities shall be deemed, for purposes of Section

4(c)(2), to have been issued and sold (as of the actual date of the issue or sale of such rights or options) for the total amount received or receivable by the Company as consideration for the granting of such rights or options plus the minimum aggregate amount of additional consideration, if any, payable to the Company upon the exercise of such rights or options.

                  If such rights or options shall by their terms provide for an increase or increases, with the passage of time, in the amount of additional consideration payable to the Company upon the exercise thereof, the adjusted Exercise Price shall, forthwith upon any such increase becoming effective, be readjusted (but to no greater extent than originally adjusted) to reflect the same.

                  If any such rights or options shall expire without having been exercised, the adjusted Exercise Price shall forthwith be adjusted (but to no greater extent than originally adjusted) to be the adjusted Exercise Price which would have been in effect had an adjustment been made upon the basis that the only Convertible Securities so issued or sold were those issued and sold upon the exercise of such rights or options and that they were issued or sold for the consideration actually received by the Company for such exercise, plus the consideration, if any, actually received by the Company for the granting of all such rights or options, whether or not exercised.

                  Dilution in case of Other Stock or Securities. In case any shares of stock or other securities, other than Common Stock of the Company, shall at the time be receivable upon the exercise of this Warrant, and in case any additional shares of such stock or any additional such securities (or any stock or any additional securities convertible into or exchangeable for any such stock or securities) shall be issued or sold for a consideration per share such as to dilute the purchase rights evidenced by this Warrant, then and in each such case the adjusted exercise Price shall forthwith be adjusted, substantially in the manner provided for above in this Section 4(c), so as to protect the holders of this Warrant against the effect of such dilution.

                  Determination of Consideration. Upon any issuance or sale for a consideration other than cash, or a consideration part of which is other than cash, of any shares of Common Stock or Convertible Securities or any rights or options to subscribe for, purchase, or otherwise acquire any Common Stock or Convertible Securities, the amount of the consideration other than cash received by the Company shall be deemed to be the fair value of such consideration as determined in good faith by the Board of Directors of the Company. In case any Common Stock or Convertible Securities or any rights or options to subscribe for, purchase, or otherwise acquire any Common Stock or Convertible Securities shall be issued or sold together with other stock or securities or other assets of the Company for a consideration which covers both, the consideration for the issue or sale of such Common Stock or Convertible Securities or such other rights or options shall be deemed to be the portion of such consideration allocated thereto by the Board of Directors of the Company.

                  No adjustment pursuant to this Section 4(c) shall be made by reason of the issuance of (a) shares of Common Stock issued pursuant to the Company's stock option plans, stock purchase arrangements, or employment agreements with officers, directors, or employees of the Company, as currently in effect or as in effect in the future, approved by the Board of Directors of the Company, (b) shares of Common Stock issuable upon the conversion of preferred stock of the Company outstanding on the Grant Date, (c) shares of Common Stock issuable upon the exercise of options and warrants to purchase the Company's Common Stock outstanding on the Grant Date, or (d) any shares of Common Stock issuable upon exercise of any Warrant issued pursuant to the Stock Purchase Agreement, dated as of March 3, 1998, between and among ContiWest Corporation and the Company.

                  Excepted Issues and Sales. No adjustment pursuant to this
Section 4(c) shall be made by reason of the issuance of (a) shares of Common Stock issued pursuant to the Company's stock option plans, stock purchase arrangements, or employment agreements with officers, directors, or employees of the Company, as currently in effect or as in effect in the future, approved by the Board of Directors of the Company, (b) shares of Common Stock issuable upon the conversion of preferred stock of the Company outstanding on the Grant Date,
(c) shares of Common Stock issuable upon the exercise of options and warrants to purchase the Company's Common Stock outstanding on the Grant Date, or (d) any shares of Common Stock issuable upon exercise of any Warrant issued pursuant to the Stock Purchase Agreement, dated as of March 3, 1998, between and among ContiWest Corporation and the Company.

                  Stock Split and Reverse Stock Split. If the Company at any time or from time to time after the Grant Date effects a subdivision of the outstanding Common Stock, the Exercise Price (or the adjusted Exercise Price) then in effect immediately before that subdivision shall be proportionately decreased and the number of shares of Common Stock theretofore receivable upon the exercise of this Warrant shall be proportionately increased. If the Company at any time or from time to time after the Grant Date combines the outstanding shares of Common Stock into a smaller number of shares, the Exercise Price (or adjusted Exercise Price) then in effect immediately before that combination shall be proportionately increased and the number of shares of Common Stock theretofore receivable upon the exercise of this Warrant shall be proportionately decreased. Each adjustment under this Section 4(d) shall become effective at the close of business on the date the subdivision or combination becomes effective.

                  Notice to Warrant Holder of Adjustment. Whenever the number of shares of Warrant Stock or the Exercise Price is adjusted as herein provided, the Company shall cause to be mailed to the Holder in accordance with the provisions of this Section 4 a notice (i) stating that an event giving rise to an adjustment hereunder has occurred, (ii) setting forth the adjusted number of shares of Warrant Stock and the adjusted Exercise Price and (iii) showing in reasonable detail the computations and the facts upon which such adjustments are based.

                  7. Restrictions on Exercise Imposed by Federal and State Securities Laws. The Holder hereby acknowledges that neither this Warrant nor any of the securities that may be acquired upon exercise of this Warrant have been registered or qualified under the 1933 Act or under the securities laws of any state. The Holder acknowledges that, upon exercise of this Warrant, the securities to be issued upon such exercise may be subject to applicable federal and state securities (or other) laws requiring registration, qualification or approval of governmental authorities before such securities may be validly issued or delivered upon notice of such exercise. The Holder agrees that the issuance of such securities may be deferred until the issuance or sale of such securities shall be lawful in all respects. The restrictions imposed by this
Section 5 upon the exercise of this Warrant shall cease and terminate as to any particular shares of Warrant Stock (i) when such securities shall have been effectively registered and qualified under the 1933 Act and all applicable state securities laws and disposed of in accordance with the registration statement covering such securities, or (ii) when such restrictions are no longer required in order to insure compliance with the 1933 Act and all applicable state securities laws.

                  8. Legends. Unless (i) the shares of Warrant Stock have been registered under the 1933 Act, or (ii) in the opinion of counsel for the Company such legend is no longer required in order to ensure compliance with the 1933 Act and all applicable state securities laws, upon exercise of any of the Warrants and the issuance of any of the shares of Warrant Stock, all certificates representing such shares shall bear on the face thereof substantially the following legend:

                  The securities represented by this certificate have not been registered or qualified under the Securities Act of 1933, as amended (the "1933 Act"), or under the provisions of any applicable state securities laws, but have been acquired by the registered holder hereof for purposes of investment and in reliance on statutory exemptions under the 1933 Act, and under any applicable state securities laws. These securities may not be sold, pledged, transferred or assigned, except in a transaction which is exempt under provisions of the 1933 Act and any applicable state securities laws or pursuant to an effective registration statement.

                  9. Notices of Record Date, Etc. In case:

                  10. The Company shall establish a record date for the holders of its Common Stock for the purpose of entitling them to receive any dividend or other distribution, or any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or to receive any other right;

                  11. Of any capital reorganization of the Company, any reclassification of the capital stock of the Company, any consolidation or merger of the Company with or into another corporation, any share exchange for shares of capital stock of another corporation or any conveyance of all or substantially all of the assets of the Company to another corporation;

                  12. Of any voluntary or involuntary dissolution, liquidation or winding up of the Company; or

                  13. The Company shall enter into a letter of intent or agreement with respect to a transaction by which all of the outstanding shares of Common Stock of the Company are to be acquired by a third party; then the Company shall mail or cause to be mailed to each Holder at the time outstanding a notice specifying, as the case may be, (i) the date on which a record is to be taken for the purpose of such dividend, distribution or rights, and stating the amount and character of such dividend, distribution or rights, (ii) the date on which such reorganization, reclassification, consolidation, merger, conveyance, dissolution, liquidation or winding up is to take place, and the time, if any is to be fixed, as to which the holders of record of Common Stock shall be entitled to exchange their shares for securities or other property deliverable upon the completion of such transaction, or (iii) the closing of the acquisition by a third party of all of the outstanding shares of Common Stock. Such notice shall be mailed as soon as practicable after the occurrence or likelihood of such event is publicly disclosed.

                  14. Transfer and Assignment.

                  15. Except as set forth in Section 8(b), neither this Warrant nor any rights hereunder may be assigned, transferred, pledged or hypothecated in any way (whether by operation of law or otherwise). This Warrant shall not be subject to execution, attachment or similar process. Any attempted assignment, transfer, pledge, hypothecation or other disposition of this Warrant contrary to the provisions of this Agreement shall be null and void and without legal effect.

                  16. The Holder may assign or transfer this Warrant in whole or in part; provided, however, that prior to such assignment or transfer the Holder provides to the Company evidence reasonably satisfactory to the Company that the proposed transfer will be effected in compliance with all applicable laws, including without limitation federal and state securities laws.

                  17. Notices. All notices required hereunder must be in writing and shall be deemed given when telefaxed, delivered personally or within three days after mailing when mailed by certified or registered mail, return receipt requested, if to the Company, at 1251 Dublin Road, Columbus, Ohio 43215, or at such other address of which the Holder has been advised by notice hereunder, and if to the Holder, at the address for the registered Holder as it appears on the books of the Company, or at such other address of which the Company has been advised by notice hereunder.

                  18. Rights as a Shareholder. The Holder shall have no rights as a shareholder with respect to any shares covered by this Warrant until the date of issuance of such shares.

                  19. Lost or Destroyed Warrant. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, and upon surrender and cancellation of this Warrant, if mutilated, the Company shall execute and deliver a new Warrant of like tenor and date. The Holder agrees with the Company that this Warrant is issued, and all the rights hereunder shall be held subject to, all of the conditions, limitations and provisions set forth herein.

                  20. Applicable Law. The Warrant is issued under and shall for all purposes be governed by and construed in accordance with the laws of the State of Delaware, without reference to the conflict of law principles thereof.


            [THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK.]

                  IN WITNESS WHEREOF, the Company has caused this Warrant to be signed on its behalf, in its corporate name, by its duly authorized officer, as of the day and year first above written.

                                        CROWN NORTHCORP, INC.


                                        By:  ___________________________________
                                             Print Name:
                                             Title:




[CORPORATE SEAL]

Attest:
Print Name:
Title:






                              WARRANT EXERCISE FORM

                  The undersigned hereby irrevocably elects to exercise the within Warrant to the extent of purchasing __________ shares of Common Stock of Crown NorthCorp, Inc., a Delaware corporation, and hereby makes payment of $____________ in payment therefor.


                                             ___________________________________
                                             Signature


                                             Signature, if jointly held
Date:



******************************************************************************

                       INSTRUCTIONS FOR ISSUANCE OF STOCK

(if other than to the registered holder of the within Warrant)


Name      ____________________________________________________
          (Please typewrite or print in block letters)


Address   _______________________________________________


          _______________________________________________

Social Security or Taxpayer Identification Number


******************************************************************************



                                 ASSIGNMENT FORM

                  FOR VALUE RECEIVED, ______________________________ hereby
sells, assigns and transfers unto ______________________________________________
                                    Name (please typewrite or print in block
letters)

the right to purchase Common Stock of Crown NorthCorp, Inc., a Delaware corporation, represented by this Warrant to the extent of shares as to which such right is exercisable and does hereby irrevocably constitute and appoint ______________________________, Attorney, to transfer the same on the books of the Company with full power of substitution in the premises.

Dated:

                                        ________________________________________
                                        Signature



                                        ________________________________________
                                        Signature, if jointly held